PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 3, 2002)

                                3,000,000 UNITS

                         KANEB PIPE LINE PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS
                                $36.54 PER UNIT

                                   ---------

    We are selling 3,000,000 units representing limited partner interests with this prospectus supplement and the related base prospectus. We have granted the underwriters an option to purchase up to 450,000 additional units to cover over-allotments. The underwriters can exercise this right at any time within thirty days after the offering.

    Our units are listed on the New York Stock Exchange under the symbol "KPP." The last reported sale price of our units on the New York Stock Exchange on March 18, 2003 was $36.54 per unit.

                                 --------------

    INVESTING IN OUR UNITS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE RELATED BASE PROSPECTUS.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                              PER UNIT      TOTAL
                                                              --------   ------------
Public Offering Price.......................................  $ 36.54    $109,620,000
Underwriting Discount.......................................  $  1.55    $  4,650,000
Proceeds to Kaneb Pipe Line Partners, L.P. (before
  expenses).................................................  $ 34.99    $104,970,000

    The underwriters are offering the units subject to various conditions. The underwriters expect to deliver the units to purchasers on or about March 21, 2003.

                                 --------------

SALOMON SMITH BARNEY

               A.G. EDWARDS & SONS, INC.

                              MCDONALD INVESTMENTS INC.

March 18, 2003

                               TABLE OF CONTENTS

                        PROSPECTUS SUPPLEMENT

Summary.....................................................     S-2
Risk Factors................................................     S-9
Where You Can Find More Information.........................    S-10
Use of Proceeds.............................................    S-11
Capitalization..............................................    S-11
Price Range of Units and Distributions......................    S-12
Business....................................................    S-13
Underwriting................................................    S-20
Validity of Units...........................................    S-22
Experts.....................................................    S-22

                              PROSPECTUS

About Us....................................................       3
About This Prospectus.......................................       3
Where You Can Find More Information.........................       3
Forward-looking Statements and Associated Risks.............       4
Risk Factors................................................       5
Who We Are..................................................      13
Use of Proceeds.............................................      14
Cash Distributions..........................................      14
Conflicts of Interest and Fiduciary Responsibilities........      21
Tax Considerations..........................................      23
Investment in Units by Employee Benefit Plans...............      40
Plan of Distribution........................................      41
Legal.......................................................      43
Experts.....................................................      43

                                 --------------

        IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
                        AND THE RELATED BASE PROSPECTUS

    This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this units offering. The second part, the related base prospectus, gives more general information, some of which may not apply to this offering.

    If the information varies between the prospectus supplement and the related base prospectus, you should rely on the information in this prospectus supplement.

    You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the related base prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the related base prospectus or in the documents incorporated by reference in this prospectus supplement or the related base prospectus is accurate as of any date other than the date on the front of those documents.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION FROM THIS PROSPECTUS SUPPLEMENT AND THE RELATED BASE PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE UNITS. THIS PROSPECTUS SUPPLEMENT AND THE RELATED BASE PROSPECTUS INCLUDE SPECIFIC TERMS OF THE OFFERING OF THE UNITS, INFORMATION ABOUT OUR BUSINESS AND OUR FINANCIAL DATA. YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT, THE RELATED BASE PROSPECTUS AND THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.

    AS USED IN THIS PROSPECTUS SUPPLEMENT AND THE RELATED BASE PROSPECTUS, "WE," "US," "OUR" AND "KANEB PARTNERS" MEAN KANEB PIPE LINE PARTNERS, L.P. AND INCLUDE OUR OPERATING SUBSIDIARIES, AND "STATIA" MEANS THE SUBSIDIARIES OF STATIA TERMINALS GROUP N.V. WE ACQUIRED. OUR UNITS REPRESENT LIMITED PARTNER INTERESTS IN KANEB PARTNERS.

                                 KANEB PARTNERS

    We are a Delaware limited partnership engaged through our operating subsidiaries in the refined petroleum products and anhydrous ammonia pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Kaneb Services LLC, serves as our general partner.

    Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Colorado, Wyoming and Minnesota. We own a 2,090 mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550 mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves eastern Wyoming, western South Dakota, and the urban areas of Colorado and transports mainly gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers. During 2002, we transported approximately 18.3 billion barrel miles of refined petroleum products on our pipeline systems, excluding volumes and distances of products transported on our ammonia and north pipeline systems acquired on November 1, 2002 and December 24, 2002, respectively. On
December 24, 2002, we acquired the Northern Great Plains Product System from Tesoro Refining and Marketing Company for approximately $100 million. This product pipeline system is now referred to as our north pipeline. On
November 1, 2002, we acquired a 2,000 mile anhydrous ammonia pipeline from Koch Pipeline Company, LP for approximately $139 million. See "--Recent Acquisitions." Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation.

    We are the third largest independent liquids terminaling company in the United States based on storage tank capacity. Our terminaling business is conducted through our subsidiaries Support Terminal Services, Inc. and Support Terminals Operating Partnership, L.P., which collectively operate under the trade name ST Services, and Statia Terminals International N.V., which we refer to as Statia. Our terminaling business consists of receiving, storing and delivering liquid petroleum products, specialty chemicals and edible liquids on a fee basis.

    ST Services and its predecessors have been in the terminaling business for more than 40 years. As of December 31, 2002, ST Services operated 39 facilities in 20 states, with a total storage capacity of approximately 33.3 million barrels. ST Services also owns and operates six terminals located in the United Kingdom, having a total capacity of approximately 5.5 million barrels, and eight terminals in Australia and New Zealand with a total capacity of approximately
1.2 million barrels. Statia, acquired on February 28, 2002 for a purchase price of approximately $178 million (net of cash acquired) plus the assumption of $107 million of debt, owns and operates our two largest terminals and provides related value-added services, including crude oil and petroleum product blending and processing, berthing of vessels at their marine facilities, and emergency and spill response services. In addition to its terminaling services, Statia sells bunker fuel, which is the fuel marine vessels consume, and bulk petroleum products. At the end of 2002, Statia's tank capacity was
18.8 million barrels, including an 11.3 million barrel storage and transshipment facility located on the Netherlands Antilles island of St. Eustatius, and a
7.5 million barrel storage and transshipment facility located at Point Tupper, Nova Scotia, Canada.

    Our six largest terminal facilities are located on the Island of St. Eustatius, Netherlands Antilles; in Point Tupper, Nova Scotia, Canada; in Piney Point, Maryland; in Linden, New Jersey (50% owned joint venture); in Crockett, California; and in Martinez, California.

    Our strategy is to continue our growth through:

    - selective strategic acquisitions of pipelines and terminaling and storage facilities that complement our existing asset base and distribution capabilities or provide entry into new markets,

    - improving the performance of our asset base, and

    - expanding into related businesses.

    We continually evaluate new acquisition opportunities. We seek to acquire pipeline assets that are contiguous with our existing pipeline system and acquisitions of terminal and storage facilities that are adjacent to our existing terminals or pipelines. We can normally absorb these acquisitions with little or no incremental operating expense. We also pursue acquisitions that allow us to expand our operations into new markets or related businesses.

                              RECENT DEVELOPMENTS

DISTRIBUTION INCREASE

    On March 13, 2003, we announced an increase in our cash distribution per unit of $.08 from $3.16 to $3.24 per year. The quarterly distribution payable May 15, 2003 to unitholders of record as of April 30, 2003 will be $0.81.

FOURTH QUARTER AND YEAR-END OPERATING RESULTS

    We reported revenues of $386.6 million for the year ended December 31, 2002, compared with $207.8 million for the prior year. Net income for 2002 was $73.1 million compared with $64.1 million last year. Net income per unit was $2.96, compared with $3.03 last year. Income before gain on settlement of treasury lock and loss on debt extinguishment, net of minority interest, was $73.3 million, an 11% increase over the comparable amount for 2001 of $66.1 million. Pipeline revenues were $82.7 million, compared with $75.0 million last year. Pipeline operating income increased to $38.6 million, up from $36.8 million for 2001. The positive, accretive effect of our recent acquisitions and the growth in our base terminaling operations are reflected in the increased terminaling revenues and operating income. Terminaling revenues increased to $206.0 million, compared with $132.8 million in the prior year, and terminaling operating income increased to $65.0 million, compared with $45.3 million for 2001.

    Our earnings release on February 26, 2003, included the following unaudited financial information:

                         KANEB PIPE LINE PARTNERS, L.P.
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED        YEAR ENDED
                                                         DECEMBER 31,          DECEMBER 31,
                                                      -------------------   -------------------
                                                        2002       2001       2002       2001
                                                      --------   --------   --------   --------
Revenues:
  Services..........................................  $ 80,723   $ 53,372   $288,669   $207,796
  Products..........................................    34,259         --     97,961         --
                                                      --------   --------   --------   --------
      Total revenues................................   114,982     53,372    386,630    207,796
                                                      --------   --------   --------   --------
Costs and expenses:
  Cost of products sold.............................    31,465         --     90,898         --
  Operating costs...................................    39,375     23,299    131,326     90,632
  Depreciation and amortization.....................    12,017      5,858     39,425     23,184
  Gain on sale of assets............................      (503)        --       (609)        --
  General and administrative........................     5,758      4,406     19,869     11,889
                                                      --------   --------   --------   --------
    Total costs and expenses........................    88,112     33,563    280,909    125,705
                                                      --------   --------   --------   --------
Operating income....................................    26,870     19,809    105,721     82,091
Interest and other income...........................     3,156         59      3,570      4,277
Interest expense....................................    (7,978)    (2,639)   (28,110)   (14,783)
Loss on debt extinguishment.........................    (1,170)        --     (3,282)    (6,540)
                                                      --------   --------   --------   --------
Income before minority interest and income taxes....    20,878     17,229     77,899     65,045
Minority interest in net income.....................      (198)      (169)      (738)      (648)
Income tax provision................................    (1,102)      (379)    (4,083)      (256)
                                                      --------   --------   --------   --------
Net income..........................................    19,578     16,681     73,078     64,141
General partner's interest in net income............    (1,526)      (906)    (5,638)    (2,774)
                                                      --------   --------   --------   --------
Limited partners' interest in net income............  $ 18,052   $ 15,775   $ 67,440   $ 61,367
                                                      ========   ========   ========   ========
Allocation of net income per unit...................  $   0.74   $   0.78   $   2.96   $   3.03
                                                      ========   ========   ========   ========
Weighted average number of Partnership units
  outstanding.......................................    24,296     20,285     22,763     20,285
                                                      ========   ========   ========   ========

                         KANEB PIPE LINE PARTNERS, L.P.
                            SUPPLEMENTAL INFORMATION
        (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS AND OPERATING STATISTICS)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED        YEAR ENDED
                                                         DECEMBER 31,          DECEMBER 31,
                                                      -------------------   -------------------
                                                        2002       2001       2002       2001
                                                      --------   --------   --------   --------
Net income..........................................  $ 19,578   $ 16,681   $ 73,078   $ 64,141
Gain on settlement of treasury lock, net of minority
  interest..........................................    (2,989)        --     (2,989)    (3,782)
Loss on debt extinguishment, net of minority
  interest..........................................     1,158         --      3,248      5,757
                                                      --------   --------   --------   --------
Income before settlement of treasury lock and loss
  on debt extinguishment............................  $ 17,747   $ 16,681   $ 73,337   $ 66,116
                                                      ========   ========   ========   ========
Income per unit before settlement of treasury lock
  and loss on debt extinguishment...................  $   0.67   $   0.78   $   2.97   $   3.12
                                                      ========   ========   ========   ========
Revenues:
  Pipeline..........................................  $ 24,752   $ 19,821   $ 82,698   $ 74,976
  Terminaling.......................................    55,971     33,551    205,971    132,820
  Product marketing.................................    34,259         --     97,961         --
                                                      --------   --------   --------   --------
                                                      $114,982   $ 53,372   $386,630   $207,796
                                                      ========   ========   ========   ========
Operating income:
  Pipeline..........................................  $ 11,202   $ 10,133   $ 38,623   $ 36,773
  Terminaling.......................................    14,078      9,676     65,040     45,318
  Product marketing.................................     1,590         --      2,058         --
                                                      --------   --------   --------   --------
                                                      $ 26,870   $ 19,809   $105,721   $ 82,091
                                                      ========   ========   ========   ========
Depreciation and amortization:
  Pipeline..........................................  $  2,276   $  1,541   $  6,408   $  5,478
  Terminaling.......................................     9,555      4,317     32,368     17,706
  Product marketing.................................       186         --        649         --
                                                      --------   --------   --------   --------
                                                      $ 12,017   $  5,858   $ 39,425   $ 23,184
                                                      ========   ========   ========   ========
Capital expenditures:
  Pipeline..........................................  $  2,321   $  2,184   $  9,469   $  4,309
  Terminaling.......................................     6,292      5,473     20,953     12,937
  Product marketing.................................       559         --        679         --
                                                      --------   --------   --------   --------
                                                      $  9,172   $  7,657   $ 31,101   $ 17,246
                                                      ========   ========   ========   ========
Pipeline operating statistics--Barrel miles shipped
  (in billions)(a)..................................       4.6        4.7       18.3       18.6
                                                      ========   ========   ========   ========
Terminaling operating statistics:
  Average annual barrels of tankage utilized (in
    millions).......................................      49.7       30.1       46.5       30.1
                                                      ========   ========   ========   ========
  Average annual revenues per barrel of tankage
    utilized........................................  $   4.47   $   4.38   $   4.43   $   4.41
                                                      ========   ========   ========   ========

--------------

(a) Excludes barrel miles on pipelines acquired in 2002.

RECENT ACQUISITIONS

    NORTH PIPELINE. On December 24, 2002, we acquired a 400-mile petroleum pipeline system in North Dakota and Minnesota from a subsidiary of Tesoro Petroleum Company for approximately $100 million in cash. The acquisition was financed with a bridge loan, due in December 2003, from a group of commercial banks including SunTrust Bank, as administrative agent. The acquired Tesoro pipeline system originates at the Mandan, North Dakota Tesoro refinery and serves four terminals that we acquired as well as certain non-owned destinations in North Dakota and Minnesota through pipeline connections.

    AMMONIA PIPELINE. On November 1, 2002, we acquired the anhydrous ammonia pipeline system of Koch Pipeline Company, L.P. for approximately $139 million in cash. The acquired ammonia pipeline operation encompasses approximately 2,000 miles of anhydrous ammonia pipeline which runs from the Louisiana Gulf Coast to the upper Midwest states and is the largest fertilizer pipeline in the country.

    AUSTRALIA AND NEW ZEALAND TERMINALS. In September 2002 ST Services acquired eight liquid storage terminals in Australia and New Zealand from Burns Philp & Co Ltd. for approximately U.S. $47 million. These port-side liquid storage terminals provide storage and handling services to the chemicals, plastics and food ingredient industries in the two countries. They are the largest independent liquids terminaling providers in each of their countries.

                                 --------------

    Our address is 2435 North Central Expressway, Richardson, Texas 75080, and our telephone number is (972) 699-4062. You may contact us through our Investor Relations Department by phone at (972) 699-4041 or by facsimile at
(972) 699-4025.

                                  THE OFFERING

    Except to the extent noted below, the following information assumes that the underwriters do not exercise the option we granted to them to buy additional units in the offering.

Securities Offered............  3,000,000 units (3,450,000 units if the underwriters'
                                over-allotment option is exercised in full).

Units to Be Outstanding after
the Offering..................  28,195,090 units (28,645,090 units if the underwriters'
                                over-allotment option is exercised in full), representing a
                                98% limited partner interest.

Use of Proceeds...............  We will receive net proceeds from the offering of approximately $104.8 million after the payment of offering expenses of approximately $200,000, or approximately
                                $120.5 million if the underwriters' overallotment is
                                exercised in full. We plan to use the net proceeds to reduce amounts outstanding under our bank bridge facility. We
                                borrowed $175.0 million under that facility, of which
                                $100.0 million was used to fund the purchase price of our
                                north pipeline system. $75 million of the bank bridge
                                facility proceeds was used to repay the remaining
                                indebtedness incurred in connection with the acquisition of our ammonia pipeline system. $175.0 million was outstanding under that facility as of December 31, 2002. Please read
                                "Use of Proceeds."

Risk Factors..................  An investment in our units involves risks. Please read "Risk
                                Factors" beginning on page 5 of the related base prospectus for a more detailed discussion of factors that you should
                                consider before purchasing units.

New York Stock Exchange
Symbol........................  KPP

                                TAX CONSEQUENCES

    The tax consequences to you of an investment in our units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of units, see "Tax Considerations" beginning on page 23 of the related base prospectus. You are urged to consult your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

    We estimate that if you purchase a unit in this offering and hold the unit through the record date for the distribution with respect to the final calendar quarter of 2005, you will be allocated an amount of federal taxable income for that period that is not more than 15% of the amount of cash distributed to you with respect to that period.

    This estimate is based upon many assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. Our estimate assumes our available cash will approximate the amount necessary to continue our quarterly distribution rate of $0.81 per unit. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties beyond our control and to certain tax reporting positions that we have adopted. The Internal Revenue Service could disagree with our tax reporting positions, including estimates of the relative fair market values of our assets and the validity of our allocations. Accordingly, we cannot assure you that the estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material.

    Recently issued final regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in our units. The Internal Revenue Service has issued a list of items that are excepted from these disclosure requirements. You should consult your own tax advisor concerning the application of any of these factors to your investment in our units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The new regulations also impose obligations on "material advisors" that organize, manage, or sell interests in registered "tax shelters." As described in the related base prospectus, we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the Internal Revenue Service upon request. Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

                                  RISK FACTORS

PROPOSED CHANGES IN FEDERAL INCOME TAX LAW COULD MATERIALLY AFFECT THE VALUE OF
  OUR UNITS.

    On January 7, 2003, the Bush Administration released a proposal that would exclude certain corporate dividends from an individual's federal taxable income. Enactment of legislation reducing or eliminating the federal income tax on corporate dividends may cause certain investments to be a more attractive investment to individual investors than an investment in our units. As of the date of this prospectus supplement, we cannot predict whether the Bush Administration's plan will ultimately be enacted into law, and if so, the form or effective date of the legislation. Enactment of legislation reducing or eliminating the federal income tax on corporate dividends could materially affect the value of our units.

    You should read carefully the discussion of the material risks relating to our business under the caption "Risk Factors" beginning at page 5 of the related base prospectus. These risks include:

    - Environmental protection laws may expose us to significant costs and liabilities.

    - Reduced demand could affect shipments on our pipelines, which could reduce our revenues.

    - We may not be able to integrate effectively and efficiently any businesses and operations we may acquire. Any future acquisitions may substantially increase the levels of our indebtedness and contingent liabilities.

    - Competition could adversely affect our operating results.

    - The rates that we may charge may be limited by FERC regulations and by competition.

    - Our status as a partnership may disadvantage us in calculating cost of service for rate-making purposes.

    - Your ability to seek recovery from Arthur Andersen LLP for damages in connection with their audit of Statia Terminals Group N.V. may be limited.

    - We are subject to pending claims for environmental investigation and remediation. Please read "Risk Factors--Risks Relating to Litigation" beginning at page 7 of the related base prospectus.

    - The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

    - A successful IRS contest of the federal income tax positions we take may adversely impact the market for units.

    - You may be required to pay taxes even if you do not receive any cash distributions.

    - Tax gain or loss on disposition of your units could be different than expected.

    - If you are a tax-exempt entity, regulated investment company or mutual fund or you are not an individual residing in the United States, you may have adverse tax consequences from owning units.

    - We have registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

    - We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of units.

    - You will likely be subject to state and local taxes in states where you do not live as a result of an investment in the units.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. These SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

    Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on our web site at www.kaneb.com as soon as reasonably practicable after we electronically file those reports with the SEC.

    The SEC allows us to "incorporate by reference" information filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the units offered by this prospectus.

    - Annual Report on Form 10-K of Kaneb Pipe Line Partners, L.P. for the fiscal year ended December 31, 2001, filed with the SEC on March 15, 2002.

    - Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, filed with the SEC on May 8, 2002.

    - Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, filed with the SEC on August 13, 2002.

    - Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, filed with the SEC on November 14, 2002.

    - Current Report on Form 8-K filed with the SEC on January 11, 2002.

    - Current Report on Form 8-K filed with the SEC on January 17, 2002.

    - Current Report on Form 8-K filed with the SEC on February 13, 2002.

    - Current Report on Form 8-K filed with the SEC on April 18, 2002.

    - Current Report on Form 8-K filed with the SEC on March 14, 2002 under Kaneb Services LLC, as amended by the Current Report on Form 8-K/A, filed with the SEC on May 9, 2002.

    - Current Report on Form 8-K filed with the SEC on May 16, 2002.

    - Current Report on Form 8-K filed with the SEC on October 21, 2002.

    - Current Report on Form 8-K filed with the SEC on November 5, 2002.

    - Current Report on Form 8-K filed with the SEC on November 6, 2002.

    - Current Report on Form 8-K filed with the SEC on November 27, 2002.

    - Current Report on Form 8-K filed with the SEC on January 8, 2003.

    - Current Report on Form 8-K filed with the SEC on March 18, 2003.

                                USE OF PROCEEDS

    We plan to use all of the net proceeds from this offering of approximately $104.8 million (after the payment of offering expenses) to repay indebtedness outstanding under our bank bridge facility. We borrowed $175.0 million under that facility, of which approximately $100.0 million was used to fund the purchase price of the acquisition of our north pipeline system, and $75 million was used to repay indebtedness incurred in connection with the acquisition of our ammonia pipeline system. At December 31, 2002, approximately $175.0 million was outstanding under our bank bridge facility, with a maturity date of January 2, 2004. The weighted average interest rate on our bank bridge facility for the three month period ending March 24, 2003 is 2.6%.

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization as of September 30, 2002 and our as adjusted consolidated capitalization as of September 30, 2002. Our pro forma information as of September 30, 2002 gives effect to:

    - the borrowing of $175 million on December 24, 2002, to pay the $100 million purchase price of the north pipeline system and to repay the approximately $75 million then remaining outstanding of the debt incurred to finance the $139 million purchase price of the ammonia pipeline system; and

    - the sale of 2,095,000 of our units in November and December 2002 to repay indebtedness incurred in connection with the purchase of the ammonia pipeline system;

as if such transactions occurred on September 30, 2002.

    In addition, our pro forma as adjusted information as of September 30, 2002, gives effect to such transactions and the application of the net proceeds of this offering, after payment of offering expenses of approximately $200,000, to reduce indebtedness outstanding under our bank bridge facility as if it occurred on September 30, 2002.

    For a discussion of the application of the proceeds of this offering, please read "Use of Proceeds." This table should be read in conjunction with our financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement and the related base prospectus.

                                                            AS OF SEPTEMBER 30, 2002
                                                -------------------------------------------------
                                                                                       PRO FORMA
                                                  ACTUAL           PRO FORMA          AS ADJUSTED
                                                ----------         ----------         -----------
Cash...................................         $   27,399         $   30,117         $   30,117
                                                ==========         ==========         ==========
Long-term debt:
  Bank revolving credit facility.......         $  243,000         $  243,000         $  243,000
  7.75% Senior Unsecured Notes due
    2012...............................            250,000            250,000            250,000
  Bank bridge facility.................                               175,000             70,230
  Bank term loans......................             25,353             25,353             25,353
                                                ----------         ----------         ----------
Total Long Term Debt...................            518,353            693,353            588,583
                                                ----------         ----------         ----------
Total Partner's Capital................            319,921            386,639            491,409
                                                ----------         ----------         ----------
Total Capitalization...................         $  838,274         $1,079,992         $1,079,992
                                                ==========         ==========         ==========

                     PRICE RANGE OF UNITS AND DISTRIBUTIONS

    As of December 31, 2002, there were 25,195,090 units outstanding, held by approximately 1,000 holders, including units held in street name. The units are traded on the New York Stock Exchange under the symbol KPP. The following table sets forth, for the periods indicated, the high and low sales prices for the units, as reported on the NYSE Composite Transactions Tape, and quarterly declared cash distributions thereon. The last reported sale price of units on the NYSE on March 18, 2003, was $36.54 per unit.

                                                                         PRICE RANGE
                                                              ---------------------------------         CASH
                                                                   HIGH               LOW         DISTRIBUTIONS(1)
                                                              ---------------   ---------------   ----------------
2003
  First Quarter (through March 18, 2003)....................  $         38.15   $         34.72         $0.81(2)

2002
  Fourth Quarter............................................  $         38.18   $         31.60         $0.79
  Third Quarter.............................................            38.55             30.99          0.79
  Second Quarter............................................            42.06             36.05          0.79
  First Quarter.............................................            44.00             34.35          0.79

2001
  Fourth Quarter............................................  $         42.19   $         37.83         $0.75
  Third Quarter.............................................            40.44             34.13          0.75
  Second Quarter............................................            36.00             30.00          0.70
  First Quarter.............................................            31.81             27.75          0.70

--------------

(1) Represents cash distributions attributable to the quarter and declared and paid within 45 days after the quarter.

(2) The cash distribution with respect to the first quarter of 2003 is payable May 15, 2003, to unitholders of record on April 30, 2003. For a description of our cash distribution policy, see "Cash Distributions" that begins on page 14 of the related base prospectus.

                                    BUSINESS

OVERVIEW

    We are a publicly held Delaware limited partnership engaged in the refined petroleum products and anhydrous ammonia pipeline business and the terminaling of petroleum products and specialty liquids. Our revenues increased to $386.6 million in 2002 from $117.6 million in 1996. The growth in revenues over this period was attributable primarily to acquisitions, particularly in our terminaling business. Our terminaling business contributed approximately 53% of our revenues in 2002, compared with 46% in 1996. Kaneb Pipe Line Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Kaneb Services LLC, serves as our general partner.

    Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Colorado, Wyoming and Minnesota. We own a 2,090-mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550-mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves Eastern Wyoming, Western South Dakota, and the urban areas of Colorado and transports mainly gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers. During 2002, we transported approximately 18.3 billion barrel miles of refined petroleum products on our pipeline systems, excluding volumes and distances of products transported on our ammonia and north pipeline systems acquired on November 1, 2002 and December 24, 2002, respectively. On
December 24, 2002, we acquired the Northern Great Plains Product System from Tesoro Refining and Marketing Company for approximately $100 million. This product pipeline system is now referred to as our north pipeline. On
November 1, 2002, we acquired a 2,000 mile anhydrous ammonia pipeline from Koch Pipeline Company, LP for approximately $139 million. See "--Recent Acquisitions." Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation.

    We are also the third largest independent liquids terminaling company in the United States based on storage tank capacity. We conduct our terminaling business under the names ST Services and Statia. ST Services is one of the largest independent petroleum products and specialty liquids terminaling companies in the United States. Statia, acquired on February 28, 2002 for a purchase price of $178 million (net of cash acquired), plus the assumption of $107 million of debt, owns and operates our two largest terminals and provides related value-added services, including crude oil and petroleum product blending and processing, berthing of vessels at their marine facilities, and emergency and spill response services. In addition to its terminaling services, Statia sells bunkers, which is the fuel marine vessels consume, and petroleum products to various commercial interests.

    For the year ended December 31, 2002, our terminaling business accounted for approximately 53% of our revenues. As of December 31, 2002, ST Services operated 39 facilities in 20 states, with a total storage capacity of approximately
33.3 million barrels. ST also owns and operates six terminals located in the United Kingdom, having a total capacity of approximately 5.5 million barrels. In September 2002, ST Services acquired eight terminals in Australia and New Zealand with a total capacity of approximately 1.2 million barrels. ST Services and its predecessors have a long history in the terminaling business and handle a wide variety of liquids from petroleum products to specialty chemicals to edible liquids. At the end of 2002, Statia's tank capacity was 18.8 million barrels, including an 11.3 million barrel storage and transshipment facility located on the Netherlands Antilles island of St. Eustatius, and a 7.5 million barrel storage and transshipment facility located at Point Tupper, Nova Scotia, Canada.

    Our terminal facilities provide storage and handling services on a fee basis for petroleum products, specialty chemicals and other liquids. Our six largest terminal facilities are located on the Island of St. Eustatius, Netherlands Antilles; in Point Tupper, Nova Scotia, Canada; in Piney Point, Maryland; in Linden, New Jersey (50% owned joint venture); in Crockett, California; and in Martinez, California.

PIPELINE BUSINESS

    INTRODUCTION

    Our pipeline business consists primarily of the transportation of refined petroleum products as a common carrier in Kansas, Nebraska, Iowa, South Dakota, North Dakota, Colorado, Wyoming and Minnesota. On December 24, 2002, we acquired the Northern Great Plains Product System from Tesoro Refining and Marketing Company for approximately $100 million. We now refer to this product pipeline system as our north pipeline. On November 1, 2002, we acquired a 2,000 mile anhydrous ammonia pipeline from Koch Pipeline Company, LP for approximately
$139 million. The Partnership's three refined petroleum products pipelines and the anhydrous ammonia pipeline are described below.

    PRODUCTS TRANSPORTED

    The following tables do not reflect data regarding volumes and distances of any product transported on our ammonia and north pipeline systems acquired on November 1, 2002, and December 24, 2002, respectively.

    Our pipeline revenues are based upon volumes and distances of product transported. The following table reflects the total volume and barrel miles of refined petroleum products transported and total operating revenues earned by our pipelines for each period shown:

                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1998       1999       2000       2001       2002
                                                 --------   --------   --------   --------   --------
Volume(a)......................................   77,965     85,356     89,192     92,116     89,780
Barrel miles(b)................................   17,007     18,440     17,843     18,567     18,275
Revenues(c)....................................  $63,421    $67,607    $70,685    $74,976    $78,240

--------------

(a) Volumes are expressed in thousands of barrels of refined petroleum product.

(b) Barrel miles are shown in millions. A barrel mile is the movement of one barrel of refined petroleum product one mile.

(c) Revenues are expressed in thousands of dollars.

    The following table sets forth volumes by type of product transported by our pipelines during each period shown:

                                                                    YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------------
                                                        1998       1999       2000       2001       2002
                                                      --------   --------   --------   --------   --------
                                                                     (THOUSANDS OF BARRELS)
Gasoline............................................   37,983     41,472     44,215     46,268     45,106
Diesel and fuel oil.................................   36,237     40,435     41,087     42,354     40,450
Propane.............................................    3,745      3,449      3,890      3,494      4,224
                                                       ------     ------     ------     ------     ------
  Total.............................................   77,965     85,356     89,192     92,116     89,780
                                                       ======     ======     ======     ======     ======

    EAST PIPELINE

    Our east pipeline transports refined petroleum products, including propane, received from refineries in southeast Kansas and other connecting pipelines to its terminals along the system and to receiving pipeline connections in Kansas. Five connecting pipelines can deliver propane for shipment through our east pipeline from gas processing plants in Texas, New Mexico, Oklahoma and Kansas.

    Construction of our east pipeline commenced in the 1950's with a line from southern Kansas to Geneva, Nebraska. During the 1960's, we extended our east pipeline north to its present terminus at Jamestown, North Dakota. In the 1980's, the lines from Geneva, Nebraska to North Platte, Nebraska and the 16" line from McPherson, Kansas to Geneva, Nebraska were built and we acquired a 6" pipeline from Champlin Oil Company, part of which originally ran south from Geneva, Nebraska through Windom, Kansas terminating in Hutchinson, Kansas. In 1997, we completed construction of a new 6" pipeline from Conway, Kansas to Windom, Kansas, which is approximately 22 miles north of Hutchinson, that allows the Hutchinson terminal to be supplied directly from McPherson, a significantly shorter route than that previously used. As a result of this pipeline becoming operational, a 158-mile segment of the former Champlin line was shut down, including a terminal at Superior, Nebraska. The other end of the line runs northeast approximately 175 miles, crossing the pipeline at Osceola, Nebraska, continuing through a terminal at Columbus, Nebraska, and later interconnecting with our Yankton/Milford line to terminate at Rock Rapids, Iowa. In
December 1998, we acquired a 175-mile pipeline from Amoco Oil Company that runs from Council Bluffs, Iowa to Sioux Falls, South Dakota and the terminal at Sioux Falls. On December 31, 1998 we purchased the 203-mile North Platte line for approximately $5 million at the end of a lease. In January 1999, a connection was completed to service the Sioux Falls terminal through the main east pipeline.

    Our east pipeline system also consists of 17 product terminals in Kansas, Nebraska, Iowa, South Dakota and North Dakota with total storage capacity of approximately 3.5 million barrels and an additional 23 product tanks with total storage capacity of approximately 1.1 million barrels at our tank farm installations at McPherson and El Dorado, Kansas. The system also has six origin pump stations in Kansas and 38 booster pump stations throughout the system. Additionally, the system maintains various offices and warehouse facilities, and an extensive quality control laboratory.

    Most of the refined petroleum products delivered through our east pipeline are ultimately used as fuel for railroads or in agricultural operations, including fuel for farm equipment, irrigation systems, trucks used for transporting crops and crop drying facilities. Demand for refined petroleum products for agricultural use, and the relative mix of products required, is affected by weather conditions in the markets served by our east pipeline. Government agricultural policies and crop prices also affect the agricultural sector. Although periods of drought suppress agricultural demand for some refined petroleum products, particularly those used for fueling farm equipment, the demand for fuel for irrigation systems often increases during such times.

    The mix of refined petroleum products delivered varies seasonally, with gasoline demand peaking in early summer, diesel fuel demand peaking in late summer and propane demand higher in the fall. In addition, weather conditions in the areas served by our east pipeline affect both the demand for and the mix of the refined petroleum products delivered through our east pipeline, although historically any overall impact on the total volumes shipped has been short-term. Tariffs charged to shippers for transportation of products do not vary according to the type of product delivered.

    WEST PIPELINE

    Our west pipeline system includes approximately 550 miles of pipeline in Wyoming, Colorado and South Dakota, four truck loading terminals and numerous pump stations situated along the system. The system's four product terminals have a total storage capacity of more than 1.7 million barrels.

    Our west pipeline originates at Casper, Wyoming and travels east to the Strouds station, where it serves as a connecting point with Sinclair's Little America refinery and the Seminole pipeline that transports product from Billings, Montana-area refineries. From Strouds, the west pipeline continues eastward through its 8" line to Douglas, Wyoming, where a 6" pipeline branches off to serve our Rapid City, South Dakota terminal approximately 190 miles away. The Rapid City terminal has a three bay, bottom-loading truck rack and storage tank capacity of 256,000 barrels. The 6" pipeline also receives product from Wyoming Refining's pipeline at a connection near the Wyoming/South Dakota border, approximately 30 miles south of Wyoming Refining's Newcastle, Wyoming refinery. From Douglas, our 8" pipeline continues southward through a delivery point at the Burlington Northern junction to the terminal at Cheyenne, Wyoming. The Cheyenne terminal has a two bay, bottom-loading truck rack, storage tank capacity of 345,000 barrels and serves as a receiving point for products from the Frontier Oil & Refining Company refinery at Cheyenne, as well as a product delivery point to the Cheyenne pipeline. From the Cheyenne terminal, the 8" pipeline extends south into Colorado to the DuPont terminal in the Denver metropolitan area. The DuPont terminal is the largest terminal on our west pipeline system, with a six bay, bottom-loading truck rack and storage capacity of 692,000 barrels. The 8" pipeline continues to the Commerce City station, where it can receive from and transfer product to the Ultramar Diamond Shamrock and Conoco refineries and the Phillips Petroleum terminal. From Commerce City, a 6" line continues south 90 miles where the system terminates at the Fountain, Colorado terminal serving the Colorado Springs area. The Fountain terminal has a five bay, bottom-loading truck rack and storage tank capacity of 366,000 barrels.

    Our west pipeline serves Denver and other eastern Colorado markets and supplies jet fuel to Ellsworth Air Force Base at Rapid City, South Dakota. Our west pipeline has a relatively small number of shippers, who, with a few exceptions, are also shippers on our east pipeline system.

    While there is some agricultural and military jet fuel demand for the refined petroleum products delivered through our west pipeline, most of the demand is centered in the Denver and Colorado Springs areas. Because demand on our west pipeline is significantly weighted toward urban and suburban areas, the product mix on our west pipeline includes a substantially higher percentage of gasoline than the product mix on our east pipeline.

    NORTH PIPELINE

    Our north pipeline, acquired in December 2002, runs from west to east approximately 440 miles from its origin at the Tesoro Refining and Marketing Company's Mandan, North Dakota refinery to the Minneapolis, Minnesota area. It has four product terminals, one in North Dakota and three in Minnesota, with a total tankage capacity of 1.3 million barrels. The north pipeline crosses our east pipeline near Jamestown, North Dakota and the two pipelines will be connected at that location in the near future. The north pipeline is currently supplied exclusively by the Mandan refinery. Once connected to the east pipeline, it will be capable of delivering or receiving products to or from the east pipeline.

    AMMONIA PIPELINE

    On November 1, 2002, we acquired this anhydrous ammonia pipeline from Koch. Anhydrous ammonia is primarily used as agricultural fertilizer through direct application. Other uses are as a component of various types of dry fertilizer as well as use as a cleaning agent in power plant scrubbers. The 2,000 mile pipeline originates in the Louisiana Delta area where it has access to three marine terminals. It runs north through Louisiana and Arkansas into Missouri, where, at Hermann, Missouri, one branch splits going east into Illinois and Indiana, and the other branch continues north into Iowa and then turns west into Nebraska. We acquired a storage and loading terminal near Hermann, Missouri, which was leased back to Koch Nitrogen. The administrative headquarters for the ammonia pipeline is located in Hermann, Missouri. The ammonia pipeline is connected to twenty-two other third-party owned terminals and also has several industrial delivery locations. Product is primarily supplied to the pipeline from plants in Louisiana and foreign-source product through the marine terminals.

    OTHER SYSTEMS

    We also own three single-use pipelines, in Umatilla, Oregon; Rawlins, Wyoming; and Pasco, Washington, each of which supplies diesel fuel to a railroad fueling facility. The Oregon and Washington lines are fully automated; however, the Wyoming line utilizes a coordinated startup procedure between the refinery and the railroad. For the year ended December 31, 2002, these three systems combined transported a total of 3.5 million barrels of diesel fuel, representing an aggregate of $1,031 million in revenues.

TERMINALING BUSINESS

    INTRODUCTION

    For the year ended December 31, 2002, our terminaling business accounted for approximately 53% of our revenues. As of December 31, 2002, ST Services operated 39 facilities in 20 states, with a total storage capacity of approximately
33.3 million barrels. ST Services also owns and operates six terminals located in the United Kingdom, having a total capacity of approximately 5.5 million barrels. In September 2002, ST Services acquired eight terminals in Australia and New Zealand with a total capacity of approximately 1.2 million barrels. ST Services and its predecessors have a long history in the terminaling business and handle a wide variety of liquids from petroleum products to specialty chemicals to edible liquids. At the end of 2002, Statia's tank capacity was
18.8 million barrels, including an 11.3 million barrel storage and transshipment facility located on the Netherlands Antilles island of St. Eustatius, and a
7.5 million barrel storage and transshipment facility located at Point Tupper, Nova Scotia, Canada.

    Our terminal facilities provide storage and handling services on a fee basis for petroleum products, specialty chemicals and other liquids. Our six largest terminal facilities are located on the Island of St. Eustatius, Netherlands Antilles; in Point Tupper, Nova Scotia, Canada; in Piney Point, Maryland; in Linden, New Jersey (50% owned joint venture); in Crockett, California; and in Martinez, California.

    DESCRIPTION OF OUR LARGEST TERMINAL FACILITIES

    ST. EUSTATIUS, NETHERLANDS ANTILLES. Statia owns and operates an 11.3 million barrel petroleum terminaling facility located on the Netherlands Antilles island of St. Eustatius, which is located at a point of minimal deviation from major shipping routes. This facility is capable of handling a wide range of petroleum products, including crude oil and refined products, and can accommodate the world's largest tankers for loading and discharging crude oil. A three-berth jetty, a two-berth monopile with platform and buoy systems, a floating hose station, and a offshore single point mooring buoy with loading and unloading capabilities serve the terminal's customers' vessels. The St. Eustatius facility has a total of 51 tanks. The fuel oil and petroleum product facilities have in-tank and in-line blending capabilities, while the crude tanks have tank-to-tank blending capability as well as in-tank mixers. In addition to the storage and blending services at St. Eustatius, the facility has the flexibility to utilize certain storage capacity for both feedstock and refined products to support its atmospheric distillation unit, which is capable of processing up to 15,000 BPD of feedstock, ranging from condensates to heavy crude oil. Statia owns and operates all of the berthing facilities at its St. Eustatius terminal and charges vessels a fee for their use. Vessel owners or charterers may incur separate fees for associated services such as pilotage, tug assistance, line handling, launch service, emergency response services, and other ship services.

    POINT TUPPER, NOVA SCOTIA, CANADA. Statia Terminals Canada Partnership, a wholly owned partnership of Statia, owns and operates a 7.5 million barrel terminaling facility located at Point Tupper on the Strait of Canso, near Port Hawkesbury, Nova Scotia, Canada, which is located approximately 700 miles from New York City, 850 miles from Philadelphia and 2,500 miles from Mongstad, Norway. This facility is the deepest independent, ice-free marine terminal on the North American Atlantic coast, with access to the East Coast and Canada as well as the Midwestern United States via the St. Lawrence Seaway and the Great Lakes system. With one of the premier jetty facilities in North America, the Point Tupper facility can accommodate substantially all of the world's largest, fully-laden VLCCs and ULCCs for loading and discharging crude oil, petroleum products, and petrochemicals. The Point Tupper facility has a total of 37 tanks. Its butane sphere is one of the largest of its kind in North America. The facility's tanks were renovated in 1994 to comply with construction standards that meet or exceed American Petroleum Institute, NFPA, and other material industry standards. Crude oil and petroleum product movements at the terminal are fully automated. Separate Statia fees apply for the use of the jetty facility as well as associated services, including pilotage, tug assistance, line handling, launch service, spill response services, and other ship services. Statia also charters tugs, mooring launches, and other vessels to assist with the movement of vessels through the Strait of Canso and the safe berthing of vessels at Point Tupper and to provide other services to vessels.

    PINEY POINT, MARYLAND. The largest terminal currently owned by ST Services is located on approximately 400 acres on the Potomac River. The facility was acquired as part of the purchase of the liquids terminaling assets of Steuart Petroleum Company and certain of its affiliates (collectively "Steuart") in December 1995. The Piney Point terminal has approximately 5.4 million barrels of storage capacity in 28 tanks and is the closest deep-water facility to Washington, D.C. This terminal competes with other large petroleum terminals in the East Coast water-borne market extending from New York Harbor to Norfolk, Virginia. The terminal currently stores petroleum products consisting primarily of fuel oils and asphalt. The terminal has a dock with a 36-foot draft for tankers and four berths for barges. Its also has truck-loading facilities, product-blending capabilities and is connected to a pipeline which supplies residual fuel oil to tow power generating stations.

    LINDEN, NEW JERSEY. In October 1998, ST Services entered into a joint venture relationship with Northville Industries Corp. to acquire a 50% ownership interest in and the management of the terminal facility at Linden, New Jersey that was previously owned by Northville. The 44-acre facility provides ST Services with deep-water terminaling capabilities at New York Harbor and primarily stores petroleum products, including gasoline, jet fuel and fuel oils. The facility has a total capacity of approximately 3.9 million barrels in 22 tanks, can receive products via ship, barge and pipeline and delivers product by ship, barge, pipeline and truck. The terminal owns two docks and leases a third with draft limits of 35, 24 and 24 feet, respectively.

    CROCKETT, CALIFORNIA. The Crockett Terminal was acquired in January 2001 as a part of the Shore acquisition. The terminal has approximately 3 million barrels of tankage and is located in the San Francisco Bay area. The facility provides deep-water access for handling petroleum products and gasoline additives such as ethanol. The terminal offers pipeline connections to various refineries and pipelines. It receives and delivers product by vessel, barge, pipeline and truck-loading facilities. The terminal also has railroad tank car unloading capability.

    MARTINEZ, CALIFORNIA. The Martinez Terminal, also acquired in January 2001 as a part of the Shore acquisition, is located in the refinery area of San Francisco Bay. It has approximately 2.8 million barrels of tankage and handles refined petroleum products as well as crude oil. The terminal is connected to a pipeline and to area refineries by pipelines and can also receive and deliver products by vessel or barge. It also has a truck rack for product delivery.

    Our facilities have been designed with engineered structural measures to minimize the possibility of the occurrence and the level of damage in the event of a spill or fire. All loading areas, tanks, pipes and pumping areas are "contained" to collect any spillage and insure that only properly treated water is discharged from the site.

    OTHER TERMINAL SITES. In addition to the four major domestic facilities described above, ST Services has 35 other terminal facilities located throughout the United States, six facilities in the United Kingdom, four facilities in Australia and four in New Zealand. These facilities primarily store petroleum products for a variety of customers, with the exception of the facilities in Texas City, Texas, which handles specialty chemicals; Columbus, Georgia, which handles aviation gasoline and specialty chemicals; Winona, Minnesota, which handles nitrogen fertilizer solutions; Savannah, Georgia, which handles chemicals and caustic solutions, as well as petroleum products; Vancouver, Washington, which handles chemicals and fertilizer; Eastham, United Kingdom which handles chemicals and animal fats; and Runcorn, United Kingdom, which handles molten sulphur, and the Australian and New Zealand terminals which handle chemicals and animal fats and oil. Overall, these facilities provide ST Services with locations which are diverse geographically, in products handled and in customers served.

PRODUCT SALES BUSINESS

    Our product sales business was acquired with Statia in February 2002. This business delivers bunker fuels to ships in the Caribbean and Nova Scotia, Canada, and sells petroleum products to various commercial interests. Although this business segment contributes materially to our revenues, it is inherently a lower margin business than our other businesses. Despite this, we expect to see growth in the product sales business. For the year ended December 31, 2002, this business represented approximately 25.0% of our total revenues and approximately 2.0% of our operating income.

                                  UNDERWRITING

    Salomon Smith Barney Inc. is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of units set forth opposite the underwriter's name.

                                                              NUMBER OF
NAME                                                            UNITS
----                                                          ---------
Salomon Smith Barney Inc....................................  1,800,000
A.G. Edwards & Sons, Inc....................................    900,000
McDonald Investments Inc....................................    300,000
                                                              ---------
    Total...................................................  3,000,000
                                                              =========

    The underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the units (other than those covered by the over-allotment option described below) if they purchase any of the units.

    The underwriters propose to offer some of the units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the units to dealers at the public offering price less a concession not to exceed $0.93 per unit. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per unit on sales to other dealers. If all of the units are not sold at the offering price, the representatives may change the public offering price and the other selling terms.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 450,000 additional units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional units approximately proportionate to such underwriter's initial purchase commitment.

    Kaneb Partners and its general partner, the current executive officers and directors of the general partner and Kaneb Services LLC have agreed that, for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any units or any securities substantially similar to, convertible into or exercisable or exchangeable for units or grant any options or warrants to purchase any securities substantially similar to, convertible into or exercisable or exchangeable for units; however, Kaneb Partners may issue units to sellers of terminaling facilities or pipelines in connection with acquisitions by Kaneb Partners, provided that Kaneb Partners has received similar lock-up agreements from such sellers. Salomon Smith Barney, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

    The units are listed on the New York Stock Exchange under the symbol "KPP."

    Because the National Association of Securities Dealers, Inc. views the units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules.

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional units.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Unit....................................................  $     1.55     $     1.55
Total.......................................................  $4,650,000     $5,347,500

    In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of units made in an amount up to the number of units represented by the underwriters' over-allotment option. In determining the source of units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of units in the open market while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the units. They may also cause the price of the units to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may be discontinued at any time.

    We estimate that our total expenses of this offering will be approximately $200,000.

    The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

    We, together with our subsidiary operating partnership and our general partner, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                               VALIDITY OF UNITS

    The validity of the units is being passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. Certain legal matters will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

    The consolidated financial statements of Kaneb Pipe Line Partners, L.P. and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 and the consolidated balance sheet of Kaneb Pipe Line Company LLC and subsidiaries as of December 31, 2001, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The audited consolidated financial statements of Statia Terminals Group N.V. as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, included in Kaneb Pipe Line Partners L.P.'s Current Report on
Form 8-K/A filed May 9, 2002, incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent certified public accountants. After reasonable efforts, we have not been able to obtain Arthur Andersen's consent to the incorporation by reference of such audit report into this prospectus.
Rule 437a under the Securities Act of 1933 permits us to file the registration statement of which this prospectus is a part without Arthur Andersen's written consent. Accordingly, investors in the units offered by this prospectus will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act of 1933, and you may have any recovery under that section limited as a result of the lack of Arthur Andersen's consent.

PROSPECTUS

                         KANEB PIPE LINE PARTNERS, L.P.

                  UNITS REPRESENTING LIMITED PARTNER INTERESTS

                               ------------------

    We, Kaneb Pipe Line Partners, L.P., may offer and sell from time to time up to $750 million of our units with this prospectus.

    We will decide the prices and terms of the sales at the time of each offering and will describe them in a supplement to this prospectus. We may use this prospectus to offer or sell units only if a prospectus supplement accompanies it. The prospectus supplement will contain important information about us and the units that this prospectus does not include. You should read both this prospectus and the prospectus supplement carefully.

    We may sell these units to underwriters or dealers, or we may sell them directly to other purchasers. See "Plan of Distribution". The prospectus supplement will list any underwriters and the compensation that they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling these units, after we pay our share of the expenses of the offering.

    The New York Stock Exchange has listed our units under the symbol "KPP".

                            ------------------------

    INVESTING IN OUR UNITS INVOLVES RISKS. SEE "FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS" BEGINNING ON PAGE 4 AND RISK FACTORS BEGINNING ON PAGE 5.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is September 3, 2002

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
ABOUT US....................................................      3
ABOUT THIS PROSPECTUS.......................................      3
WHERE YOU CAN FIND MORE INFORMATION.........................      3
FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS.............      4
RISK FACTORS................................................      5
  Risks Inherent in Our Business............................      5
  Risks Related to Litigation...............................      7
  Tax Risks to Unitholders..................................     11
WHO WE ARE..................................................     13
USE OF PROCEEDS.............................................     14
CASH DISTRIBUTIONS..........................................     14
  General...................................................     14
  Quarterly Distributions of Available Cash.................     16
  Adjustment of the Target Distributions....................     16
  Distributions of Cash upon Liquidation....................     17
  Defined Terms.............................................     18
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........     21
  Fiduciary Responsibility of the General Partner...........     22
TAX CONSIDERATIONS..........................................     23
  Partnership Status........................................     24
  Partner Status............................................     27
  Tax Consequences of Unit Ownership........................     27
  Treatment of Operations...................................     33
  Disposition of Units......................................     34
  Uniformity of Units.......................................     36
  Tax-Exempt Entities, Regulated Investment Companies and
    Foreign Investors.......................................     36
  Administrative Matters....................................     37
  State, Local and Other Tax Considerations.................     40
INVESTMENT IN UNITS BY EMPLOYEE BENEFIT PLANS...............     40
PLAN OF DISTRIBUTION........................................     41
LEGAL.......................................................     43
EXPERTS.....................................................     43

                            ------------------------

    You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where they do not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

                                    ABOUT US

    We are a publicly held Delaware limited partnership engaged in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company LLC, a wholly owned subsidiary of Kaneb Services LLC, serves as our general partner.

    As used in this prospectus, "we," "us," "our" and "Kaneb Partners" mean Kaneb Pipe Line Partners, L.P. and, where the context requires, include our subsidiary operating companies.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell up to $750 million of the units described in this prospectus in one or more offerings. This prospectus generally describes us and the units. Each time we sell units with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of August 23, 2002. You should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. These SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The SEC allows us to "incorporate by reference" information filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the units offered by this prospectus.

    - Annual Report on Form 10-K of Kaneb Pipe Line Partners, L.P. for the fiscal year ended December 31, 2001, filed with the SEC on March 15, 2002.

    - Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, filed with the SEC on May 8, 2002.

    - Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, filed with the SEC on August 13, 2002.

    - Current Report on Form 8-K filed with the SEC April 18, 2002.

    - Current Report on Form 8-K filed with the SEC on March 14, 2002, as amended by the Current Report on Form 8-K/A, filed with the SEC on May 9, 2002.

    - Current Report on Form 8-K filed with the SEC on May 16, 2002.

    - The description of the units contained in our Registration Statement on Form 8-A, dated August 3, 1989, and any subsequent amendment to that filing filed for the purpose of updating that description.

    The financial statements of Statia Terminals Group N.V. incorporated by reference in this prospectus were audited by Arthur Andersen LLP, whose report on such financial statements dated January 29, 2002 (except with respect to the matters discussed in Note 19 to those financial statements, as to which the date is April 5, 2002), is included in our Current Report on Form 8-K/A filed May 9, 2002. After reasonable efforts, we have not been able to obtain Arthur Andersen's consent to the incorporation by reference of such audit report into the registration statement of which this prospectus is a part. Rule 437a under the Securities Act of 1933, as amended, permits us to file the registration statement of which this prospectus is a part without Arthur Andersen's written consent. Accordingly, investors in the units offered by this prospectus will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act of 1933, and you may have any recovery under that section limited as a result of the lack of Arthur Andersen's consent.

    You may request a copy of the filings incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

    Investor Relations Department
    Kaneb Pipe Line Partners, L.P.
    2435 North Central Expressway
    Richardson, Texas 75080
    (972) 699-4055

                FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

    This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

    - the amount and nature of future capital expenditures,

    - business strategy and measures to carry out strategy,

    - competitive strengths,

    - goals and plans,

    - expansion and growth of our business and operations,

    - references to intentions as to future matters and

    - other similar matters.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  RISK FACTORS

RISKS INHERENT IN OUR BUSINESS

    ENVIRONMENTAL PROTECTION LAWS MAY EXPOSE US TO SIGNIFICANT COSTS AND
     LIABILITIES.

    Our operations are subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe that our operations comply with applicable environmental regulations, risks of substantial costs and liabilities are inherent in pipeline and terminaling operations. We cannot assure you that we will not incur substantial costs and liabilities. We currently own or lease, and have in the past owned or leased, many properties that have been used for many years to terminal or store petroleum products or other chemicals. Owners, tenants or users of these properties have disposed of or released hydrocarbons or solid wastes on or under them. Additionally, some sites we operate are located near current or former refining and terminaling operations. There is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages and other similar developments could result in substantial costs and liabilities.

    Stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the costs of any remediation that may become necessary. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage in the event an environmental claim is made against us.

    REDUCED DEMAND COULD AFFECT SHIPMENTS ON OUR PIPELINES.

    Our pipeline business depends in large part on the demand for refined petroleum products in the markets served by our pipelines. Reductions in that demand adversely affect our pipeline business. Most of the refined petroleum products delivered through our east pipeline are ultimately used as fuel for railroads or in agricultural operations. Agricultural operations include fuel for farm equipment, irrigation systems, trucks transporting crops and crop drying facilities. Weather conditions in the geographic areas served by our east pipeline affect the demand for refined petroleum products for agricultural use and the relative mix of products required. Periods of drought suppress agricultural demand for some refined petroleum products, particularly those used for fueling farm equipment. Although the demand for fuel for irrigation systems often increases during those times, the increase may not be sufficient to offset the reduced demand for refined petroleum products for agricultural use. Governmental agricultural policies and crop prices also affect the agricultural sector. Governmental policies or crop prices that result in reduced farming operations in the markets we serve could indirectly reduce the demand for refined petroleum products in those markets.

    Governmental regulation, technological advances in fuel economy, energy generation devices and future fuel conservation measures could reduce the demand for refined petroleum products in the market areas our pipelines serve.

    WE MAY NOT BE ABLE TO INTEGRATE EFFECTIVELY AND EFFICIENTLY ANY BUSINESSES
     AND OPERATIONS WE MAY ACQUIRE. ANY FUTURE ACQUISITIONS MAY SUBSTANTIALLY INCREASE THE LEVELS OF OUR INDEBTEDNESS AND CONTINGENT LIABILITIES.

    Part of our business strategy includes acquiring additional pipelines and terminaling and storage facilities that complement our existing asset base and distribution capabilities or provide entry into new markets. Our capitalization and results of operations may change significantly as a result of future acquisitions, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in connection with any future acquisitions. Unexpected costs or challenges may arise whenever businesses with different operations and management are combined. Inefficiencies and difficulties may arise because of unfamiliarity with new assets and new geographic areas of any acquired businesses. Successful business combinations will require our management and other personnel to devote significant amounts of time to integrating the acquired businesses with our existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. In addition, the management of the acquired business may not join our management team. Any change in management may make it more difficult to integrate an acquired business with our existing operations. Following an acquisition, we may discover previously unknown liabilities associated with the acquired business for which we have no recourse under applicable indemnification provisions.

    Since 1996, we have acquired 19 domestic terminal facilities, including the terminal facilities we acquired in the Shore acquisition in January 2001. Our acquisition of the liquids terminaling operations of Statia Terminals was significant in relation to the size and scope of our existing terminaling operations. If we do not successfully integrate the Statia acquisition and our other acquisitions, or if there is any significant delay in achieving such integration, our business and financial condition could be adversely affected.

    COMPETITION COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    Competitive conditions sometimes require that our pipelines file individual rates that are less than the maximum permitted by law to avoid losing business to competitors. Our east pipeline's major competitor is an independent regulated common carrier pipeline system owned by The Williams Companies, Inc. Williams' pipeline operates approximately 100 miles east of and parallel to our east pipeline. This competing pipeline system is substantially more extensive than our east pipeline. Sixteen of our seventeen delivery terminals on our east pipeline directly compete with Williams' terminals. Williams and its affiliates have capital and financial resources substantially greater than ours.

    Our west pipeline competes with the truck loading facilities of refineries in Denver, Colorado, and Cheyenne, Wyoming, and the Denver terminals of the Chase Pipeline Company and Phillips Petroleum Company. The Valero Energy Corporation terminals in Denver and Colorado Springs that connect to a Valero pipeline from their Texas Panhandle refinery are major competitors to our west pipeline's Denver and Fountain terminals.

    The independent liquids terminaling industry is fragmented and includes both large, well-financed companies that own many terminal locations and small companies that may own a single terminal location. Several companies that offer liquids terminaling facilities have significantly more capacity than our liquid terminaling facilities, particularly those used primarily for petroleum-related products. We also face competition from prospective customers that have their own terminal facilities.

    THE RATES THAT WE MAY CHARGE MAY BE LIMITED BY FERC REGULATIONS AND BY
     COMPETITION.

    Pursuant to the Interstate Commerce Act, the Federal Energy Regulatory Commission, or FERC, regulates the tariff rates for our interstate common carrier pipeline operations. Under that Act, tariff rates must be just and reasonable and not unduly discriminatory. Shippers may protest, and the FERC may investigate, the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected under rates ultimately found unlawful. The FERC may also challenge tariff rates that have become final and effective. Because of the complexity of rate making, the lawfulness of any rate is never assured.

    The FERC's primary rate making methodology is price indexing. We use this methodology in approximately half of our markets. With FERC approval, we use market based rates in our other markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the Producer Price Index for Finished Goods minus 1%. If the index rises by less than 1% or falls, we will be required to reduce any rates that are based on the FERC's price indexing methodology and exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC's rate making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. If this occurs, it could adversely affect us. Competition constrains our rates in all of our markets. As a result we may from time to time be forced to reduce some of our rates to remain competitive.

    OUR STATUS AS A PARTNERSHIP MAY DISADVANTAGE US IN CALCULATING COST OF
     SERVICE FOR RATE-MAKING PURPOSES.

    In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. Although we do not currently use the cost of service methodology to support our rates, these decisions might affect us should we elect in the future to use that methodology or be required to use it to defend our rates. If those circumstances arise, then disallowance of the income tax allowance in the cost of service of our pipelines could adversely affect our cash flow.

    YOUR ABILITY TO SEEK RECOVERY FROM ARTHUR ANDERSEN LLP FOR DAMAGES IN
     CONNECTION WITH THEIR AUDIT OF STATIA TERMINALS GROUP N.V. MAY BE LIMITED.

    The financial statements of Statia Terminals Group N.V. incorporated by reference in this prospectus were audited by Arthur Andersen LLP. After reasonable efforts, we have not been able to obtain Arthur Andersen's consent to the incorporation by reference of its audit report into the registration statement of which this prospectus is a part. Rule 437a under the Securities Act of 1933, as amended, permits us to file the registration statement of which this prospectus is a part without Arthur Andersen's written consent. Accordingly, investors in the units offered by this prospectus will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act of 1933, and any recovery under that section may be limited as a result of the lack of Arthur Andersen's consent.

RISKS RELATED TO LITIGATION

    MASSACHUSETTS PIPELINE SPILL LITIGATION

    Certain of our subsidiaries were sued in a Texas state court in 1997 by Grace Energy Corporation ("Grace"), the entity from which we acquired ST Services in 1993. The lawsuit involves environmental response and remediation costs allegedly resulting from jet fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts (the "Otis pipeline" or the "pipeline"), ceased operations in 1973 and was abandoned no later than 1976, when the connecting terminal was sold to an unrelated entity. Grace alleged that our subsidiaries acquired the abandoned pipeline as part of the acquisition of ST Services in 1993 and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling from the Texas court that our subsidiaries are responsible for all liabilities, including all present and future remediation expenses, associated with these leaks and that Grace has no obligation to indemnify these subsidiaries for these expenses. In the lawsuit, Grace also sought indemnification for expenses of approximately $3.5 million that it incurred since 1996 for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. The consistent position of our subsidiaries has been that they did not acquire the abandoned pipeline as part of the 1993 ST Services transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

    At the end of the trial, the jury returned a verdict including findings that
(1) Grace had breached a provision of the 1993 acquisition agreement by failing to disclose matters related to the pipeline, and (2) the pipeline was abandoned before 1978 -- 15 years before we acquired ST Services. On August 30,

2000, the Judge entered final judgment in the case that Grace take nothing from our subsidiaries on its claims seeking recovery of remediation costs. Although our subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that the subsidiaries would not be entitled to indemnification from Grace if any such expenses were incurred in the future. Moreover, the Judge let stand a prior summary judgment ruling that the pipeline was an asset acquired by our subsidiaries as part of the 1993 ST Services transaction and that any liabilities associated with the pipeline would have become liabilities of our subsidiaries. Based on that ruling, the Massachusetts Department of Environmental Protection and Samson Hydrocarbons Company (successor to Grace Petroleum Company) wrote letters to ST Services alleging its responsibility for the remediation, and ST Services responded denying any liability in connection with this matter. The Judge also awarded attorney fees to Grace of more than $1.5 million. Both our subsidiaries and Grace have appealed the trial court's final judgment to the Texas Court of Appeals in Dallas. In particular, our subsidiaries have filed an appeal of the judgment finding that the Otis pipeline and any liabilities associated with the pipeline were transferred to them as well as the award of attorney fees to Grace.

    On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay against actions against Grace. This automatic stay covers the appeal of the Dallas litigation, and the Texas Court of Appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once that stay is lifted, our subsidiaries that are party to the lawsuit intend to resume vigorous prosecution of the appeal.

    The Otis Air Force Base is a part of the Massachusetts Military Reservation ("MMR"), which has been declared a Superfund Site pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the Otis pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. Our subsidiaries voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and the subsidiaries, the Government advised the parties in April 1999 that it has identified two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government at that time advised the parties that it believed it had incurred costs of approximately $34 million, and expected in the future to incur costs of approximately $55 million, for remediation of one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area.

    By letter dated July 26, 2001, the United States Department of Justice (the "DOJ") advised ST Services that the Government intends to seek reimbursement from ST Services under the Massachusetts Oil and Hazardous Material Release Prevention and Response Act and the Declaratory Judgment Act for the Government's response costs at the two spill areas discussed above. The DOJ relied in part on the Texas state court judgment which, in the DOJ's view, held that ST Services was the current owner of the pipeline and the successor-in-interest of the prior owner and operator. The Government advised ST Services that it believes it has incurred costs exceeding $40 million, and expects to incur future costs exceeding an additional $22 million, for remediation of the two spill areas. We believe that our subsidiaries have substantial defenses. ST Services responded to the DOJ on September 6, 2001, contesting the Government's positions and declining to reimburse any response costs. As of the date of this prospectus, the DOJ has not filed a lawsuit against ST Services seeking cost recovery for its environmental investigation and response costs. Representatives of ST Services have met with representatives of the Government on two occasions since
September 6, 2001 to discuss the Government's claims and to exchange information related to such claims. Additional exchanges of information are expected to occur in the future and additional meetings may be held to discuss possible resolution of the Government's claims without litigation.

    We do not believe that either the Grace litigation or the claims made by the government will adversely affect our ability to make cash distributions to our unitholders, but we cannot assure you in that regard.

    PEPCO PIPELINE RUPTURE LITIGATION

    On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company ("PEPCO") ruptured. Work performed with regard to the pipeline was conducted by a partnership of which ST Services is general partner. PEPCO has reported that it has incurred total cleanup costs of $70 million to $75 million. PEPCO probably will continue to incur some cleanup related costs for the foreseeable future, primarily in connection with EPA requirements for monitoring the condition of some of the impacted areas. Since May 2000, ST Services has provisionally contributed a minority share of the cleanup expense, which has been funded by ST Services' insurance carriers. ST Services and PEPCO have not, however, reached a final agreement regarding ST Services' proportionate responsibility for this cleanup effort, if any, and cannot predict the amount, if any, that ultimately may be determined to be ST Services' share of the remediation expense, but we believe that such amount will be covered by insurance and therefore will not materially adversely affect our financial condition.

    As a result of the rupture, purported class actions were filed against PEPCO and ST Services in federal and state court in Maryland by property and business owners alleging damages in unspecified amounts under various theories, including under the Oil Pollution Act ("OPA") and Maryland common law. The federal court consolidated all of the federal cases in a case styled as IN RE SWANSON CREEK OIL SPILL LITIGATION. A settlement of the consolidated class action, and a companion state-court class action, was reached and approved by the federal judge. The settlement involved creation and funding by PEPCO and ST of a $2,250,000 class settlement fund, from which all participating claimants would be paid according to a court-approved formula, as well as a court-approved payment to plaintiffs' attorneys. The settlement has been consummated and the fund, to which PEPCO and ST contributed equal amounts, has been distributed. Participating claimants' claims have been settled and dismissed with prejudice. A number of class members elected not to participate in the settlement, i.e., to "opt out," thereby preserving their claims against PEPCO and ST Services. Those electing not to participate in the settlement include 23 plaintiffs in a lawsuit in Maryland state court who allege damage to their property from the oil spill, as well as a small number of other individuals who have not filed lawsuits and whose intentions are currently unknown to ST Services. ST Services' insurance carrier has assumed the defense of the sole continuing action and ST Services believes that the carrier would assume the defense of any new litigation by a non-participant in the settlement, should any such litigation be commenced. While we cannot predict the amount, if any, of any liability we may have in the continuing action or in other potential suits relating to this matter, we believe that the current and potential plaintiffs' claims will be covered by insurance and that these actions will not have a material adverse effect on our financial condition.

    PEPCO and ST Services have agreed with the federal government and the State of Maryland to pay costs of assessing natural resource damages arising from the Swanson Creek oil spill under OPA. ST Services' insurer has paid ST Services' agreed 50 percent share of these assessment costs. The assessment process is substantially complete and ST Services anticipates that the federal government and the state of Maryland will conclude that a total of approximately
$2.7 million of compensable natural resource damages occurred as a result of the oil spill. ST Services has no agreement at this time with the federal government or the State of Maryland, nor with PEPCO, concerning payment for natural resource damages or restoration of damaged resources. We believe that both the assessment costs and such damages are covered by insurance and will not materially adversely affect our financial condition.

    The U.S. Department of Transportation ("DOT") has issued a Notice of Proposed Violation to PEPCO and ST Services alleging violations over several years of pipeline safety regulations and proposing a civil penalty of $647,000 jointly against the two companies. ST Services and PEPCO have contested the DOT allegations and the proposed penalty. A hearing was held before the Office of Pipeline Safety at the DOT in late 2001, and ST Services anticipates that the DOT will rule during the third quarter of 2002.

    By letter dated January 4, 2002, the Attorney General's Office for the State of Maryland advised ST Services that it intended to seek penalties from ST Services in connection with the April 7, 2000 spill. The State of Maryland subsequently asserted that it would seek penalties against ST Services and PEPCO totaling up to $12 million. A settlement of this claim has been reached in principle under which ST Services' insurer will pay a total of slightly more than $1 million in installments over a five year period. PEPCO has also reached a settlement of these claims with the State of Maryland. Accordingly, we believe that this matter will not have a material adverse effect on our financial condition.

    We have other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. We believe, based on the advice of counsel, that the ultimate resolution of such contingencies will not have a material adverse effect on our financial position or results of operations.

    OTHER ENVIRONMENTAL MATTERS

    Contamination resulting from spills or releases of refined petroleum products is not unusual within the petroleum pipeline and liquids terminaling industries. As of June 30, 2002, we had established environmental reserves of approximately $12.7 million to address the investigation and remediation of spills and releases at our terminal facilities and from our pipelines and associated terminal facilities. Certain of these reserves account only for site assessment and may not include costs for remediation, if any.

    On December 20, 2001, the Georgia Department of Natural Resources, or GDNR, issued to ST Services a Notice of Violation based on the results of a Contamination Assessment performed for GDNR. Results of this assessment identified an area of groundwater contamination allegedly caused by a discharge of petroleum hydrocarbons from the ST Services' pipeline originating at it's terminal facility in Macon, Georgia. The Notice of Violation requires assessment of the alleged soil and groundwater contamination. ST Services believes some or all of the area landowners have already settled claims regarding this contamination with a prior owner of the terminal. In the fall of 2001, the U.S. Environmental Protection Agency issued an Administrative Order, which required ST Services to investigate and remediate groundwater contamination at its Crockett, California terminal in response to a complaint from a nearby property owner. ST Services has spent approximately $3.1 million to investigate and remediate the identified contamination, although ST Services believes that the contamination pre-existed its acquisition of the property and that a substantial portion of the contamination is the responsibility of other parties. As of June 30, 2002, ST Services had established a reserve of approximately
$2.3 million to cover additional environmental costs that could be incurred at this site. Environmental investigations or cleanups are also on-going at various other terminal sites. Although we believe our liability for the matters described in this paragraph should not have a material adverse effect on us, we cannot estimate the investigation or remediation costs we may ultimately incur.

TAX RISKS TO UNITHOLDERS

    THE IRS COULD TREAT US AS A CORPORATION FOR TAX PURPOSES, WHICH WOULD
     SUBSTANTIALLY REDUCE THE CASH AVAILABLE FOR DISTRIBUTION TO YOU.

    The anticipated after-tax benefit of an investment in units depends largely on our being treated as a partnership for federal income tax purposes.

    If we were classified as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again to you as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to you would be substantially reduced. Therefore, our classification as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of the units.

    Current law may change, which could cause us to be classified as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be decreased to reflect that impact on us.

    A SUCCESSFUL IRS CONTEST OF THE FEDERAL INCOME TAX POSITIONS WE TAKE MAY
     ADVERSELY IMPACT THE MARKET FOR UNITS.

    We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain our counsel's conclusions or the positions we take. A court may not concur with our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and directly or indirectly by the unitholders and our general partner.

    YOU MAY BE REQUIRED TO PAY TAXES EVEN IF YOU DO NOT RECEIVE ANY CASH
     DISTRIBUTIONS.

    You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

    TAX GAIN OR LOSS ON DISPOSITION OF UNITS COULD BE DIFFERENT THAN EXPECTED.

    If you sell your units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those units. Prior distributions in excess of the total net taxable income you were allocated for a unit, which decreased your tax basis in that unit, will, in effect, become taxable income to you if the unit is sold at a price greater than your tax basis in that unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

    IF YOU ARE A TAX-EXEMPT ENTITY, REGULATED INVESTMENT COMPANY OR MUTUAL FUND
     OR YOU ARE NOT AN INDIVIDUAL RESIDING IN THE UNITED STATES, YOU MAY HAVE ADVERSE TAX CONSEQUENCES FROM OWNING UNITS.

    Investment in units by tax-exempt entities, regulated investment companies or mutual funds and foreign persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company or mutual fund. Distributions to foreign persons will be reduced by withholding taxes, at the highest effective rate applicable to individuals, and foreign persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

    WE HAVE REGISTERED AS A TAX SHELTER. THIS MAY INCREASE THE RISK OF AN IRS
     AUDIT OF US OR A UNITHOLDER.

    We have registered with the IRS as a "tax shelter". The IRS requires that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

    WE WILL TREAT EACH PURCHASER OF UNITS AS HAVING THE SAME TAX BENEFITS
     WITHOUT REGARD TO THE UNITS PURCHASED. THE IRS MAY CHALLENGE THIS TREATMENT, WHICH COULD ADVERSELY AFFECT THE VALUE OF UNITS.

    Because we cannot match transferors and transferees of units, we will adopt depreciation and amortization positions that do not conform with all aspects of final Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of units and could have a negative impact on the value of the units or result in audit adjustments to your tax returns. Please read "Tax Considerations -- Uniformity of Units" for a further discussion of the effect of the depreciation and amortization positions we adopt.

    YOU WILL LIKELY BE SUBJECT TO STATE AND LOCAL TAXES IN STATES WHERE YOU DO
     NOT LIVE AS A RESULT OF AN INVESTMENT IN THE UNITS.

    In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, that are imposed by the various jurisdictions in which we do business or own property and in which you do not reside. You may be required to file state and local income tax returns and pay state and local income taxes in many or all of the jurisdictions in which we do business. Further, you may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our units.

                                   WHO WE ARE

    We are a Delaware limited partnership engaged through operating subsidiaries in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. The following chart shows our organization and ownership structure as of the date of this prospectus before giving effect to the sale of any units offered by this prospectus. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary companies on a combined basis.

                                    [CHART]

    Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Wyoming and Colorado. We own a 2,090 mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550 mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves eastern Wyoming, western South Dakota, and the urban areas of Colorado and transports mainly gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers. During 2001, we shipped approximately 18.6 billion barrel miles of refined petroleum products on our pipeline systems. Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation.

    Measured by storage tank capacity, we are the third largest independent liquids terminaling company in the United States. Our terminaling business is conducted through our subsidiaries Support Terminal Services, Inc., Support Terminals Operating Partnership, L.P., Statia Terminals and Shore Terminals LLC. Our terminaling business consists of receiving, storing and delivering petroleum and chemical products and specialty liquids. Some of our terminal operations and their predecessors have been in the terminaling business for more than 40 years. After giving effect to our recent Statia acquisition, our total worldwide tankage capacity is approximately 58.9 million barrels. Since 1996, we have acquired 19 domestic terminal facilities with an aggregate storage capacity of 20.8 million barrels. In the United States, we operate 41 facilities in 21 states and the District of Columbia. Our six largest domestic terminal facilities are in Piney Point, Maryland; Linden, New Jersey (a 50% owned joint venture); Crockett, California; Martinez, California; Jacksonville, Florida and Texas City, Texas. Two of our largest domestic terminals, Crockett and Martinez, California, were among the seven terminals we acquired when we purchased Shore Terminals LLC in January, 2001. We also own six terminals in the United Kingdom, which have an aggregate capacity of approximately 5.5 million barrels in 307 tanks, are served by deep water marine docks and handle a variety of liquids, including petroleum products, chemicals, fats, vegetable oils and molten sulphur. Three of the terminals are in England, two are in Scotland and one is in Northern Ireland.

    On February 28, 2002, we acquired the liquids terminaling subsidiaries of Statia Terminals Group N.V., which added approximately 18.8 million barrels to our total tankage capacity. The acquired facilities include the storage and transshipment facility on the island of St. Eustatius, which is located east of Puerto Rico and has tankage capacity of 11.3 million barrels and the facility located at Point Tupper, Nova Scotia, Canada which has tankage capacity of
7.5 million barrels. Both facilities provide a broad range of products and services, including storage and throughput, marine services and product sales of bunker fuels and bulk oil products.

                                USE OF PROCEEDS

    Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the units to acquire properties as suitable opportunities arise and to pay indebtedness outstanding at the time.

                               CASH DISTRIBUTIONS

GENERAL

    We hold all of our assets and conduct all of our operations through our subsidiaries. Our subsidiaries will generate all of our Cash from Operations. The distribution of that cash from our subsidiaries to us is expected to be our principal source of Available Cash from which we will make distributions. "Available Cash" means generally, with respect to any calendar quarter, the sum of all of our cash receipts plus net reductions to cash reserves less the sum of all of our cash disbursements and net additions to cash reserves. Cash from Operations, which is determined on a cumulative basis, generally means all cash generated by our operations, after deducting related cash expenditures, reserves and other items specified in our partnership agreement. It also includes the $3.5 million cash balance we had on the date of our initial public offering in 1989. The full definitions of Available Cash and Cash from Operations are set forth in "-- Defined Terms".

    The partnership agreements of our subsidiary partnerships require the subsidiary partnerships to distribute 100% of their available cash. Available cash is defined in the subsidiary partnership agreements in substantially the same manner as it is in our partnership agreement. The boards of directors of our corporate subsidiaries have adopted a dividend policy under which all available cash is distributed as a dividend. Accordingly, the following paragraphs describing distributions to unitholders and the general partner, and the percentage interests in our distributions, are stated on the basis of cash available for distribution by us and our subsidiaries on a combined basis.

    We will make distributions to unitholders and the general partner with respect to each calendar quarter in an amount equal to 100% of our Available Cash for the quarter, except in connection with our dissolution and liquidation. Distributions of our Available Cash will be made 98% to unitholders and 2% to the general partner, subject to the payment of incentive distributions to the general partner if specified target levels of cash distributions to the unitholders are achieved. The general partner's incentive distributions are described below under "-- Quarterly Distributions of Available Cash -- Distributions of Cash from Operations".

    The following table sets forth the amount of distributions of Available Cash constituting Cash from Operations effected with respect to the units for the quarters in the periods shown.

                                                              CASH DISTRIBUTION
QUARTER                                                          PER UNIT(1)
-------                                                       -----------------
2000:
  First.....................................................        $0.70
  Second....................................................         0.70
  Third.....................................................         0.70
  Fourth....................................................         0.70
2001:
  First.....................................................        $0.70
  Second....................................................         0.70
  Third.....................................................         0.75
  Fourth....................................................         0.75
2002:
  First.....................................................        $0.79
  Second....................................................        $0.79

--------------

(1) Represents cash distributions attributable to the quarter and declared and paid within 45 days after the quarter.

    Cash distributions will be characterized as either distributions of Cash from Operations or Cash from Interim Capital Transactions. This distinction is important because it affects the amount of cash that is distributed to the unitholders relative to the general partner. See "-- Quarterly Distributions of Available Cash -- Distributions of Cash from Operations" and "Quarterly Distributions of Available Cash -- Distributions of Cash from Interim Capital Transactions" below. We will ordinarily generate Cash from Interim Capital Transactions by (1) borrowings and sales of debt securities other than for working capital purposes, (2) sales of equity interests and (3) sales or other dispositions of our assets.

    All Available Cash that we distribute on any date from any source will be treated as if it were a distribution of Cash from Operations until the sum of:

        (a) all Available Cash distributed as Cash from Operations to the unitholders and to the general partner equals

        (b) the aggregate amount of all Cash from Operations that we generated since we commenced operations through the end of the prior calendar quarter.

Any remaining Available Cash distributed on that date will be treated as if it were a distribution of Cash from Interim Capital Transactions, except as otherwise set forth below under the caption "-- Distributions of Cash from Interim Capital Transactions".

    A more complete description of how we will distribute cash before we commence to dissolve or liquidate is set forth below under "-- Quarterly Distributions of Available Cash". Distributions of cash in connection with our dissolution and liquidation will be made as described below under "-- Distributions of Cash Upon Liquidation".

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

    DISTRIBUTIONS OF CASH FROM OPERATIONS

    Our distributions of Available Cash that constitutes Cash from Operations in respect of any calendar quarter will be made in the following priorities:

        FIRST, 98% to all unitholders pro rata and 2% to the general partner until all unitholders have received distributions of $0.60 per unit for such calendar quarter (the "First Target Distribution");

        SECOND, 90% to all unitholders pro rata and 10% to the general partner until all unitholders have received distributions of $0.65 per unit for such calendar quarter (the "Second Target Distribution");

        THIRD, 80% to all unitholders pro rata and 20% to the general partner until all unitholders have received distributions of $0.70 per unit for such calendar quarter (the "Third Target Distribution" and, together with the First Target Distribution and Second Target Distribution, the "Target Distributions"); and

        THEREAFTER, 70% to all unitholders pro rata and 30% to the general partner.

    The following table illustrates the percentage allocation of distributions of Available Cash that constitute Cash from Operations among the unitholders and the general partner up to the various target distribution levels.

                                                                 MARGINAL PERCENTAGE
                                                               INTEREST IN DISTRIBUTION
                                                              --------------------------
                                                                                GENERAL
QUARTERLY AMOUNT UP TO:                                       UNITHOLDERS       PARTNER
-----------------------                                       -----------      ---------
$0.60.......................................................      98%              2%
$.065.......................................................      90%             10%
$.070.......................................................      80%             20%
Thereafter..................................................      70%             30%

    The Target Distributions are each subject to adjustment as described below under "-- Adjustment of the Target Distributions".

    DISTRIBUTIONS OF CASH FROM INTERIM CAPITAL TRANSACTIONS

    Distributions of Available Cash that constitutes Cash from Interim Capital Transactions will be distributed 98/99ths to all unitholders pro rata and 1/99th to the general partner until a hypothetical holder of a unit acquired in our initial public offering has received, with respect to that unit, distributions of Available Cash constituting Cash from Interim Capital Transactions in an amount per unit equal to $22.00. Thereafter, all Available Cash will be distributed as if it were Cash from Operations. We have not distributed any Available Cash that constitutes Cash from Interim Capital Transactions.

ADJUSTMENT OF THE TARGET DISTRIBUTIONS

    The Target Distributions will be proportionately adjusted in the event of any combination or subdivision of units. In addition, if a distribution is made of Available Cash constituting Cash from Interim Capital Transactions, the Target Distributions will also be adjusted proportionately downward to equal the product resulting from multiplying each of them by a fraction, of which the numerator shall be the Unrecovered Capital immediately after giving effect to such distribution and the denominator shall be the Unrecovered Capital immediately before such distribution. For these purposes, "Unrecovered Capital" means, at any time, an amount equal to the excess of (1) $22.00 over (2) the sum of all distributions theretofore made in respect of a hypothetical unit offered in our initial public offering out of Available Cash constituting Cash from Interim Capital Transactions and all distributions in connection with our liquidation.

    The Target Distributions also may be adjusted if legislation is enacted that causes us to be taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes. In that event, the Target Distributions for each quarter thereafter would be reduced to an amount equal to the product of each of the Target Distributions multiplied by 1 minus the sum of

        (1) the maximum marginal federal corporate income tax rate plus

        (2) the effective overall state and local income tax rate applicable to us for the taxable year in which such quarter occurs after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

    We will dissolve on December 31, 2039, unless we are dissolved at an earlier date pursuant to the terms of our partnership agreement. The proceeds of our liquidation shall be applied first in accordance with the provisions of our partnership agreement and applicable law to pay our creditors in the order of priority provided by law. Thereafter, any remaining proceeds will be distributed to unitholders and the general partner as set forth below. Upon our liquidation, unitholders are entitled to share with the general partner in the remainder of our assets. Their sharing will be in proportion to their capital account balances, after giving effect to the following allocations of any gain or loss realized from sales or other dispositions of assets following commencement of our liquidation ("Terminating Capital Transactions"). Gain or loss will include any unrealized gain or loss attributable to assets distributed in kind. Any such gain will be allocated as follows:

    - FIRST, to each partner having a deficit balance in his capital account to the extent of and in proportion to the deficit balance;

    - SECOND, any then-remaining gain would be allocated 98% to the unitholders pro rata and 2% to the general partner, until the capital account of each unit equals the sum of the Remaining Capital in respect of that unit;

    - THIRD, any then-remaining gain would be allocated 98% to all unitholders pro rata and 2% to the general partner until the capital account of each outstanding unit is equal to the sum of

     - the Remaining Capital with respect to that unit PLUS

     - the excess of

        (a) the First Target Distribution over the Minimum Quarterly Distribution for each quarter of our existence LESS

        (b) the amount of any distributions of Cash from Operations in excess of the Minimum Quarterly Distribution which were distributed 98% to the unitholders pro rata and 2% to the general partner for each quarter of our existence ((a) less (b) being the "Target Amount");

    - FOURTH, any then-remaining gain would be allocated 90% to all unitholders pro rata and 10% to the general partner, until the capital account of each outstanding unit is equal to the sum of

     - the Remaining Capital with respect to that unit PLUS

     - the excess of

        (a) the Second Target Distribution over the First Target Distribution for each quarter of our existence LESS

        (b) the amount of any distributions of Cash from Operations in excess of the First Target Distribution which were distributed 90% to the unitholders pro rata and 10% to the general partner for each quarter of our existence ((a) less (b) being the "Second Target Amount");

    - FIFTH, any then-remaining gain would be allocated 80% to all unitholders pro rata and 20% to the general partner, until the capital account of each outstanding unit is equal to the sum of

     - the Remaining Capital with respect to that unit PLUS

     - the Second Target Amount PLUS

     - the excess of the

        (a) Third Target Distribution over the Second Target Distribution for each quarter of our existence LESS

        (b) the amount of any distributions of Cash from Operations in excess of the Second Target Distribution which were distributed 80% to the unitholders pro rata and 20% to the general partner for each quarter of our existence; and

    - THEREAFTER, any then-remaining gain would be allocated 70% to all unitholders pro rata and 30% to the general partner.

    For these purposes, "Remaining Capital" means, at any time with respect to any units,

    - $22, less

    - the sum of

        (a) any distributions of Available Cash constituting Cash from Interim Capital Transactions, and

        (b) any distributions of cash and the fair value of any assets distributed in kind in connection with our dissolution and liquidation theretofore made in respect of a unit that was sold in the initial offering of the units.

    Any loss realized from sales or other dispositions of assets following commencement of our dissolution and liquidation, including any unrealized gain or loss attributable to assets distributed in kind, will be allocated to the general partner and the unitholders: first, in proportion to the positive balances in the partners' capital accounts until all balances are reduced to zero; and second, to the general partner.

DEFINED TERMS

    "AVAILABLE CASH" means, with respect to any calendar quarter, the sum of:

    - all our cash receipts during that quarter from all sources, including distributions of cash received from subsidiaries, PLUS

    - any reduction in reserves established in prior quarters,

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    LESS the sum of

    - all our cash disbursements during that quarter, including, without limitation,

     - disbursements for operating expenses, taxes on us as an entity or paid by us on behalf of, or amounts withheld with respect to, all but not less than all of the unitholders, if any,

     - debt service, including the payment of principal, premium and interest,

     - capital expenditures and contributions, if any, to a subsidiary corporation or partnership, but excluding cash distributions to unitholders and to the general partner,

    - any reserves established in that quarter in such amounts as the general partner shall determine to be necessary or appropriate in its reasonable discretion

     - to provide for the proper conduct of our business, including reserves for future capital expenditures, or

     - to provide funds for distributions with respect to any of the next four calendar quarters, and

    - any other reserves established in that quarter in such amounts as the general partner determines in its reasonable discretion to be necessary because the distribution of such amounts would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we are a party or by which we are bound or our assets are subject.

    Taxes that we pay on behalf of, or amounts withheld with respect to, less than all of the unitholders shall not be considered cash disbursements by us that reduce "Available Cash". Notwithstanding the foregoing, "Available Cash" shall not include any cash receipts or reductions in reserves or take into account any disbursements made or reserves established after commencement of our dissolution and liquidation.

    "CASH FROM INTERIM CAPITAL TRANSACTIONS" means our cash receipts that the general partner determines to be from Interim Capital Transactions in accordance with the terms of our partnership agreement.

    "CASH FROM OPERATIONS" means, at any date but before the commencement of our dissolution and liquidation, on a cumulative basis,

    - all our cash receipts during the period since the commencement of our operations through that date, PLUS

    - $3,526,000

    Less the sum of

        (a) all our cash operating expenditures during that period including, without limitation, taxes imposed on us as an entity or taxes paid by us on behalf of, or amounts withheld with respect to, all but not less than all of the unitholders, if any,

        (b) all our cash debt service payments during that period other than

           - payments or prepayments of principal and premium required by reason of loan agreements or by lenders, in connection with sales or other dispositions of assets

           - payments or prepayments of principal and premium made in connection with refinancings or refundings of indebtedness, provided that any payment or prepayment of principal, whether or not then due, shall be determined at the election and in the discretion of the general partner, to be refunded or refinanced by any indebtedness incurred or to be incurred by us simultaneously with or within 180 days before or after

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             that payment or prepayment to the extent of the principal amount of such indebtedness so incurred,

        (c) all our cash capital expenditures during that period other than

           (1) cash capital expenditures made to increase the throughput or deliverable capacity or terminaling capacity of our assets, taken as a whole, from the throughput or deliverable capacity or terminaling capacity existing immediately before those capital expenditures and

           (2) cash expenditures made in payment of transaction expenses relating to Interim Capital Transactions),

        (d) an amount equal to revenues collected pursuant to a rate increase that are subject to possible refund,

        (e) any additional reserves outstanding as of that date that the general partner determines in its reasonable discretion to be necessary or appropriate to provide for the future cash payment of items of the type referred to in (a) through (c) above, and

        (f) any reserves that the general partner determines to be necessary or appropriate in its reasonable discretion to provide funds for distributions with respect to any one or more of the next four calendar quarters, all as determined on a consolidated basis and after elimination of intercompany items and the general partner's interest in Kaneb Pipe Line Operating Partnership, L.P.

    Cash from Operations excludes any cash proceeds from

    - any Interim Capital Transactions or

    - sales or other dispositions of assets following commencement of our liquidation.

    Where cash capital expenditures are made in part to increase the throughput or deliverable capacity or terminaling capacity and in part for other purposes, the general partner's good faith allocation thereof between the portion increasing capacity and the portion for other purposes shall be conclusive. Taxes that we pay on behalf of, or amounts withheld with respect to, less than all of the unitholders shall not be considered cash operating expenditures by us that reduce "Cash from Operations".

    "Interim Capital Transactions" means our

    - borrowings and sales of debt securities other than for working capital purposes and other than for items purchased on open account in the ordinary course of business,

    - sales of partnership interests, and

    - sales or other voluntary or involuntary dispositions of any assets other than

     - sales or other dispositions of inventory in the ordinary course of business,

     - sales or other dispositions of other current assets including receivables and accounts or

     - sales or other dispositions of assets as a part of normal retirements or replacements,

in each case before the commencement of our dissolution and liquidation.

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              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

    The general partner will make all decisions relating to our management. In some cases the officers of the general partner who make those decisions also may be officers of Kaneb Services LLC. In addition, Kaneb Services LLC owns all the capital stock of the general partner and owns, either directly or through a subsidiary, 22% of the outstanding units. Conflicts of interest could arise as a result of the relationships among the general partner, Kaneb Services LLC and us. The directors and officers of Kaneb Services LLC have fiduciary duties to manage Kaneb Services LLC, including its investments in its subsidiaries and affiliates, in a manner beneficial to the stockholders of Kaneb Services LLC. The general partner has a fiduciary duty to manage us in a manner beneficial to the unitholders. The duty of the directors of Kaneb Services LLC to the stockholders of Kaneb Services LLC may, therefore, conflict with the duties of the general partner to the unitholders. The Audit Committee of the general partner's Board of Directors will review conflicts of interest that may arise between Kaneb Services LLC or its subsidiaries, on the one hand, and us and our partners, on the other hand. In resolving any conflict of interest that may arise, the Audit Committee may consider:

    - the relative interests of any party to the conflict and the benefits and burdens relating to that interest,

    - any customary or accepted industry practices,

    - any applicable generally accepted accounting or engineering practices or principles and

    - such additional factors as the Audit Committee determines in its sole discretion to be relevant, reasonable and appropriate under the circumstances.

    The Audit Committee will have access to the management of the general partner, and independent advisers as appropriate, and will attempt to resolve any conflict of interest consistent with provisions of the partnership agreement and the general partner's fiduciary duties under Delaware law. Final authority with respect to all decisions of the general partner, including those involving conflicts of interest, is vested in the general partner's board of directors. Nevertheless, we anticipate that the board would give considerable weight to the recommendations of the Audit Committee as to matters involving conflicts of interest.

    Potential conflicts of interest could arise in the situations described below, among others:

    - Under the terms of our partnership agreement, the general partner will exercise its discretion in managing our business and, as a result, the general partner is not restricted from paying Kaneb Services LLC and its subsidiaries and affiliates for any services rendered on terms fair and reasonable to us. In this connection, the general partner will determine which of its direct or indirect costs that we will reimburse.

    - The general partner may lend us funds for such periods of time as the general partner may determine. The general partner may not charge us interest at a rate greater than the lesser of

     - the actual interest cost, including points or other financing charges or fees, that the general partner is required to pay on funds it borrows from commercial banks and

     - the rate, including points or other financing charges or fees, that unrelated lenders on comparable loans would charge us without reference to the general partner's financial abilities or guaranties.

    The borrowing entity will reimburse the general partner or the affiliate, as the case may be, for any costs it incurs in connection with the borrowing of funds obtained by the general partner or the affiliate and loaned to the borrowing entity. We may lend or contribute to our operating subsidiaries and our operating subsidiaries may borrow funds from us, on terms and conditions established at the sole discretion of the general partner.

    - The general partner, through its ownership of units and its general partner interests, has varying percentage interests and priorities with respect to Available Cash and net proceeds of capital transactions. See "Cash Distributions". The timing and amount of cash receipts and proceeds of capital transactions received by or allocated to the general partner may be affected by determinations made by the general partner relating to

     - the decision to liquidate us,

     - the timing of any capital transaction,

     - the establishment and maintenance of reserves,

     - the timing of expenditures,

     - the incurrence of debt, and

     - other matters.

    - Upon the request of the general partner or any affiliate holding units or other securities, we must register the offer and sale of such number of those securities specified by the general partner or the affiliate under the Securities Act and the securities laws of any states reasonably requested by the general partner or the affiliate. The general partner may not require us to register securities aggregating less than $2 million in value. All costs and expenses of the registration will be paid by the general partner or the affiliate, and none of those costs will be allocated to us. The general partner or the affiliate also will have the right to include their partnership securities in a registration statement under the Securities Act in which we propose to offer our securities for cash.

    - Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and the general partner, Kaneb Services LLC and its affiliates, on the other hand, were or will be the result of arm's length negotiations.

    The general partner may retain separate counsel for us or the unitholders after the sale of the units offered by this prospects, depending on the nature of any conflict that might arise in the future, but does not intend to do so in most cases.

    - The decision whether to purchase outstanding units at any time may involve the general partner or Kaneb Services LLC in a conflict of interest.

    - Subject to their fiduciary duties to us and the unitholders, the general partner and its affiliates may compete with us.

FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER

    The general partner will be accountable to us as a fiduciary. Consequently, the general partner must exercise good faith and integrity in handling our assets and affairs in addition to such other obligations as the general partner may assume under our partnership agreement. Our partnership agreement provides that whenever a conflict of interest arises between the general partner or its affiliates, on the one hand, and us or any unitholders, on the other hand, the general partner will, in resolving such conflict or determining such action, consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices and, if applicable, generally accepted accounting practices or principles. The same considerations shall apply whenever the partnership agreement provides that the general partner shall act in a manner that is fair and reasonable to us or the unitholders. Our partnership agreement permits the general partner to consider the interests of all parties to a conflict of interest, including the interests of the general partner, although it is not clear under Delaware law that such provisions would be enforceable because of a lack of judicial authority directly on point. This contrasts with the strict duty of a fiduciary who must act solely in the best interests of his beneficiary. Without modifying the strict fiduciary standard that might otherwise apply, our ability to engage in transactions with the general partner or its affiliates or involving conflicts of interest, even if beneficial to us, would be impaired. Our partnership agreement also provides that in various circumstances the general partner shall act in its sole discretion, in good faith or pursuant to other appropriate standards.

    The Delaware Act provides that a limited partner may institute legal action on behalf of a partnership (a partnership derivative action) to recover damages from a third party where the general partner has failed to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, cases have been decided under the common law of partnerships in Delaware and the common or statutory law of other jurisdictions to the effect that a limited partner may institute legal action on behalf of himself or all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners. In addition, counsel has advised the general partner that it appears that limited partners have the right, subject to the provisions of the Federal Rules of Civil Procedure, to bring partnership derivative actions against a general partner in the federal courts to enforce federal rights of the limited partners, including, in each case, rights under SEC rules.

    Our partnership agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited as required to permit the general partner to act under the partnership agreement or any other agreement contemplated therein and to make any decision pursuant to the authority prescribed in the partnership agreement if such action is not inconsistent with our overall purposes. Further, the partnership agreement provides that the general partner will not be liable for monetary damages to us, the unitholders or assignees for any acts or omissions if the general partner acted in good faith. The extent to which these provisions would be enforceable under Delaware law, however, is not clear. In addition, we are required, under the terms of the partnership agreements, to indemnify the general partner and its directors, officers, employees and agents against liabilities, costs and expenses incurred by the general partner or other such persons, if the general partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and such action did not constitute gross negligence or willful misconduct on the part of the general partner or other such persons and, with respect to any criminal proceeding, had no reasonable cause to believe that their conduct was unlawful. See "Description of the Partnership Agreements -- Indemnification".

    The fiduciary obligations of general partners is a developing and changing area of the law, and unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the general partner and the remedies available to unitholders.

                               TAX CONSIDERATIONS

    This section was prepared by Fulbright & Jaworski L.L.P., our tax counsel, and addresses all material United States federal income tax consequences to prospective unitholders who are individual citizens or residents of the United States, and unless otherwise noted, this section is our tax counsel's opinion with respect to the matters set forth except for statements of fact and the representations and estimates of the results of future operations included in this discussion which are the expression of our general partner and as to which no opinion is expressed. Our tax counsel bases its opinions on its interpretation of the Internal Revenue Code of 1986, as amended (the "Code"), and Treasury Regulations issued thereunder, judicial decisions, administrative rulings, the facts set forth in this prospectus and factual representations made by the general partner. Our tax counsel's opinions are subject to both the accuracy of such facts and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to changes and interpretations that may or may not be retroactively applied.

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
    It is impractical to comment on all aspects of federal, state, local and foreign laws that may affect the tax consequences of the transactions contemplated by the sale of units made by this prospectus and of an investment in such units. Moreover, this discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to taxpayers such as corporations, estates, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt entities, foreign persons, regulated investment companies and insurance companies. Accordingly, we encourage each prospective unitholder to consult, and rely on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him with respect to the ownership and disposition of units.

    We have not requested a ruling from the Internal Revenue Service (the "IRS") with respect to our classification as a partnership for federal income tax purposes or any other matter affecting us. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the IRS may adopt positions that differ from our tax counsel's conclusions expressed herein. We may need to resort to administrative or court proceedings to sustain some or all of our tax counsel's conclusions, and some or all of these conclusions ultimately may not be sustained. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, neither we nor our tax counsel can assure you that the tax consequences of investing in units will not be significantly modified by future legislation, administrative changes or court decisions, which may or may not be retroactively applied.

    For the reasons described below, our tax counsel has not rendered an opinion with respect to the following specific federal income tax issues:

    - the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read "-- Tax Consequences of Unit Ownership -- Treatment of Short Sales and Constructive Sales of Appreciated Financial Positions");

    - whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "-- Disposition of Units -- Allocations Between Transferors and Transferees");

    - whether our method for depreciating adjustments under Section 743 of the Code is sustainable (please read "-- Tax Consequences of Unit
      Ownership -- Section 754 Election"); and

    - whether assignees of units who are entitled to execute and deliver transfer applications, but who fail to execute and deliver transfer applications, are our partners (please read "-- Partner Status").

PARTNERSHIP STATUS

    A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account in computing his federal income tax liability his allocable share of the partnership's items of income, gain, loss, deduction and credit, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

    Our tax counsel is of the opinion that under present law, and subject to the conditions and qualifications set forth below, both we and each of our subsidiary partnerships are and will continue to be classified as a partnership for federal income tax purposes. Our tax counsel's opinion as to our classification as a partnership and that of each of our subsidiary partnerships is based principally on tax counsel's interpretation of the factors set forth in Treasury Regulations under Sections 7701 and 7704 of the Code, its interpretation of Section 7704 of the Code and upon representations made by our general partner.

    The Treasury Regulations under Section 7701 of the Code pertaining to the classification of entities such as us as partnerships or associations taxable as corporations for federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised Treasury Regulations, known as the "check-the-box" regulations, entities organized as limited partnerships under domestic partnership statutes are treated as partnerships for federal income tax purposes unless they elect to be treated as associations taxable as corporations. For taxable years beginning after January 1, 1997, domestic limited partnerships that were in existence prior to January 1, 1997 are deemed to have elected to continue their classification under the Treasury Regulations in force prior to January 1, 1997, unless they formally elect another classification. Neither we nor our subsidiary partnerships have filed an election to be treated as an association taxable as a corporation under the "check-the-box" regulations, and our tax counsel has rendered its opinion that we and our subsidiary partnerships were classified as partnerships on December 31, 1996 under the prior Treasury Regulations.

    Notwithstanding the "check-the-box" regulations under Section 7701 of the Code, Section 7704 of the Code provides that publicly traded partnerships shall, as a general rule, be taxed as corporations despite the fact that they are not classified as corporations under Section 7701 of the Code. Section 7704 of the Code provides an exception to this general rule for a publicly traded partnership if 90% or more of its gross income for every taxable year consists of "qualifying income" (the "Qualifying Income Exception"). For purposes of this exception, "qualifying income" includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines) or marketing of any mineral or natural resource. Other types of "qualifying income" include interest, dividends, real property rents, gains from the sale of real property, including real property held by one considered to be a "dealer" in such property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes "qualifying income". We have represented that 90% or more of our gross income, as determined for purposes of the Qualifying Income Exception, has been and will be derived from activities generating qualifying income.

    Our subsidiary, Support Terminals Operating Partnership, L.P. ("STOP"), earns fees from its terminaling operations for petroleum products, specialty chemicals and other liquids. Fees relating to terminaling of liquids that are not oil, gas, other natural resources or products derived from oil or gas will not be "qualifying income" for purposes of the Qualifying Income Exception. STOP received a ruling from the IRS in 1993 to the effect that fees earned from its terminaling operations for petroleum or other qualifying products will be "qualifying income" for purposes of the Qualifying Income Exception. Although that ruling was based on the facts as they existed in 1993, we have advised our tax counsel that we believe the current operations continue to conform with the facts disclosed and representations made in STOP's request for the ruling.

    We have certain subsidiaries taxable as corporations that derive substantially all of their revenues from non-qualifying sources of income for purposes of the Qualifying Income Exception. These subsidiaries dividend their after tax profits to us. Our tax counsel has advised us that these dividends are treated as "qualifying income" for purposes of the Qualifying Income Exception.

    In rendering its opinion as to periods before 1997 that we and our subsidiary partnerships were each classified as a partnership for federal income tax purposes, our tax counsel has relied on the following factual representations that the general partner made about us and our subsidiary partnerships:

    - As to us and each of our subsidiary partnerships, the general partner at all times while acting as general partner had a net worth of at least $5.0 million computed by excluding any net worth attributable to its interest in, and accounts and notes receivable from, or payable to, us or any limited partnership in which it is a general partner.

    - Each such partnership operated and will continue to operate in accordance with applicable state partnership statutes, the partnership agreements and the statements and representations made in this prospectus.

    - Except as otherwise required by Section 704(c) of the Code, the general partner of each partnership had at least a 1% interest in each material item of income, gain, loss, deduction and credit of its respective partnership.

    - For each taxable year, 90% or more of our gross income was from sources that, in our counsel's opinion, generated "qualified income" within the meaning of Section 7704 of the Code.

    - Our general partner and the general partner of each of our subsidiary partnerships acted independently of the limited partners of such partnerships.

    Our tax counsel has rendered its opinion as to taxable years beginning after 1996 relying on the accuracy of the second and fourth representations listed above together with the further representation by the general partner that neither we nor any of our subsidiary partnerships has or will elect to be classified as an association taxable as a corporation pursuant to the "check-the-box" regulations.

    Our tax counsel's opinion as to the classification of us and our subsidiary partnerships as partnerships for federal income tax purposes is also based on the assumption that if the general partner ceases to be a general partner, any successor general partner will make and satisfy such representations. In this regard, if the general partner were to withdraw as a general partner at a time when there is no successor general partner, or if the successor general partner could not satisfy the above representations, then the IRS might attempt to classify us or a subsidiary partnership as an association taxable as a corporation.

    If we fail to meet the Qualifying Income Exception to the general rule of
Section 7704 of the Code, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day in which we fail to meet the Qualifying Income Exception in return for stock in such corporation, and then distributed such stock to the unitholders in liquidation of their units. This contribution and liquidation should be tax-free to the unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be classified as an association taxable as a corporation for federal income tax purposes.

    If we were taxable as a corporation in any year, our items of income, gain, loss, deduction and credit would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed at corporate rates. In addition, any distribution made to a unitholder would be treated as either:

    - dividend income to the extent of our current or accumulated earnings and profits;

    - in the absence of earnings and profits, as a nontaxable return of capital to the extent of the unitholder's tax basis in his units; or

    - taxable capital gain, after the unitholder's tax basis in his units is reduced to zero.

    Accordingly, our classification as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return, and thus, would likely result in a substantial reduction in the value of a unitholder's units.

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PARTNER STATUS

    Unitholders who have become our limited partners pursuant to the provisions of our partnership agreement will be treated as our partners for federal income tax purposes. Moreover, the IRS has ruled that assignees of limited partnership interests who have not been admitted to a partnership as limited partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein,
(1) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and (2) unitholders whose units are held in street name or by another nominee will be treated as our partners for federal income tax purposes. As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications, but who fail to execute and deliver transfer applications, the tax status of such unitholders is unclear and our tax counsel expresses no opinion with respect to the status of such assignees. Such unitholders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes. A purchaser or other transferee of units who does not execute and deliver a transfer application may not receive federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker executes and delivers a transfer application with respect to such units.

    A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such units for federal income tax purposes. These holders should consult with their own tax advisors with respect to their status as our partners for federal income tax purposes. Please read "-- Tax Consequences of Unit Ownership -- Treatment of Short Sales and Constructive Sales of Appreciated Financial Positions".

    Our items of income, gain, loss, deduction and credit would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These unitholders should consult their own tax advisors with respect to their status as our partner.

TAX CONSEQUENCES OF UNIT OWNERSHIP

    FLOW-THROUGH OF TAXABLE INCOME

    We will not pay any federal income tax. Our items of income, gain, loss, deduction and credit will consist of our allocable share of the income, gains, losses, deductions and credits of our subsidiary partnerships and dividends from our corporate subsidiaries. Each unitholder will be required to take into account his allocable share of our items of income, gain, loss, deduction and credit for our taxable year ending within his taxable year without regard to whether we make any cash distributions to him. Consequently, a unitholder may be allocated income from us although he has not received a cash distribution from us.

    TREATMENT OF DISTRIBUTIONS

    Our distributions generally will not be taxable to a unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Cash distributions in excess of such tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under "-- Disposition of Units". Any reduction in a unitholder's share of our nonrecourse liabilities included in his tax basis in his units will be treated as a distribution of cash to such unitholder. Please read "-- Tax Consequences of Unit Ownership -- Tax Basis of Units". If a unitholder's percentage interest decreases because we offer additional units, then such unitholder's share of nonrecourse liabilities will decrease, and this will result in a corresponding deemed distribution of cash. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "-- Tax Consequences of Unit
Ownership -- Limitations on Deductibility of Losses".

    A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or "inventory items" (as both are defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the unitholder will be treated as having received his proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

    TAX BASIS OF UNITS

    A unitholder's tax basis in his units initially will be equal to the amount paid for the units plus his share of our liabilities that are without recourse to any partner ("nonrecourse liabilities"), if any. A unitholder's share of our nonrecourse liabilities will generally be based on his share of our profits. Please read "-- Disposition of Units -- Gain or Loss in General". A unitholder's basis will be increased by the unitholder's share of our income and by any increase in the unitholder's share of our nonrecourse liabilities. A unitholder's basis in his units will be decreased, but not below zero, by his share of our distributions, his share of decreases in our nonrecourse liabilities, his share of our losses and his share of our nondeductible expenditures that are not required to be capitalized.

    LIMITATIONS ON DEDUCTIBILITY OF LOSSES

    A unitholder may not deduct from taxable income his share of our losses, if any, to the extent that such losses exceed the lesser of (1) the adjusted tax basis of his units at the end of our taxable year in which the loss occurs and
(2) in the case of an individual unitholder, a shareholder of a corporate unitholder that is an "S" corporation and a corporate unitholder if 50% or more of the value of the corporation's stock is owned directly or indirectly by five or fewer individuals, the amount for which the unitholder is considered "at risk" at the end of that year. In general, a unitholder will initially be "at risk" to the extent of the purchase price of his units. A unitholder's "at risk" amount increases or decreases as his tax basis in his units increases or decreases, except that our nonrecourse liabilities, or increases or decreases in such liabilities, are not included in a unitholder's "at risk" amount. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his "at risk" amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations can be carried forward and will be allowable to the unitholder to the extent that his tax basis or "at risk" amount, whichever was the limiting factor, is increased in a subsequent year. Upon a taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the "at risk" limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the "at risk" or basis limitation is no longer utilizable.

    In addition to the foregoing limitations, the passive loss limitations generally provide that individuals, estates, trusts and closely held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses that we generate will only be available to offset future income that we generate and will not be available to offset income from other passive activities or investments, including other publicly traded partnerships, or salary or active business income. The passive activity loss rules are applied after

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other applicable limitations on deductions, such as the "at risk" and basis limitation rules discussed above. Suspended passive losses that are not used to offset a unitholder's allocable share of our income may be deducted in full when the unitholder disposes of his entire investment in us to an unrelated party in a fully taxable transaction.

    LIMITATIONS ON INTEREST DEDUCTIONS

    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income". The IRS has announced that Treasury Regulations will be issued that characterize "net passive income" from a publicly traded partnership as "investment income" for purposes of the limitations on the deductibility of "investment interest expense," and until such Treasury Regulations are issued, "net passive income" from publicly traded partnerships shall be treated as "investment income". In addition, a unitholder's share of our portfolio income will be treated as "investment income". "Investment interest expense" includes:

    - interest on indebtedness properly allocable to property held for investment;

    - a partnership's interest expense attributed to portfolio income; and

    - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

    The computation of a unitholder's "investment interest expense" will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. "Net investment income" includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expense, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

    ALLOCATION OF INCOME, GAIN, LOSS AND DEDUCTION

    In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. If we have a net loss, items of income, gain, loss and deduction will generally be allocated
(1) first, to the general partner and the unitholders in accordance with their respective percentage interests in us to the extent of their positive capital accounts, and (2) second, to the general partner.

    Notwithstanding the above, as required by Section 704(c) of the Code, specified items of income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates ("Contributed Property") and our property that has been revalued and reflected in the partners' capital accounts upon the issuance of units prior to this offering ("Adjusted Property"). In addition, items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income. Although we expect that these allocations of recapture income will be respected under Treasury Regulations, if they are not respected, the amount of the income or gain allocated to a unitholder will not change, but instead a change in the character of the income allocated to a unitholder would result. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

    An allocation of our items of income, gain, loss and deduction, other than an allocation required by the Code to eliminate the difference between a unitholder's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given

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effect for federal income tax purposes in determining a unitholder's distributive share of an item of income, gain, loss or deduction only if the allocation has "substantial economic effect" under the Treasury Regulations. In any other case, a unitholder's distributive share of an item will be determined on the basis of the unitholder's interest in us, which will be determined by taking into account all the facts and circumstances, including the unitholder's relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all the unitholders in cash flow and other nonliquidating distributions and rights of all the unitholders to distributions of capital upon liquidation.

    Under the Code, partners in a partnership cannot be allocated more tax depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the "ceiling limitation"). This "ceiling limitation" is not expected to have significant application to allocations with respect to Contributed Property, and thus, is not expected to prevent our unitholders from receiving allocations of depreciation, gain or loss from such properties equal to that which they would have received had such properties actually had a basis equal to fair market value at the time of contribution. However, to the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that certain items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitation. Such allocations will not have substantial economic effect because they will not be reflected in the capital accounts of our unitholders.

    The legislative history of Section 704(c) of the Code states that Congress anticipated that Treasury Regulations would permit partners to agree to a more rapid elimination of Book-Tax Disparities than required provided there is no tax avoidance potential. Further, under Treasury Regulations under Section 704(c) of the Code, allocations similar to our curative allocations would be allowed. However, the allocation allowed under such Treasury Regulations can only be adopted with respect to property contributed to a partnership on or after December 21, 1993, and a significant part of our assets were acquired by contribution to us before that date. As such, our tax counsel is unable to opine on the validity of our curative allocations.

    SECTION 754 ELECTION

    We and our subsidiary partnerships have each made the election permitted by
Section 754 of the Code, which is irrevocable without the consent of the IRS. Such election will generally permit us to adjust a unit purchaser's tax basis in our properties ("inside basis") pursuant to Section 743(b) of the Code. The
Section 754 election only applies to a person who purchases units from a unitholder, and the Section 743(b) adjustment belongs solely to such purchaser. Thus, for purposes of determining income, gains, losses and deductions, the purchaser will have a special basis for those of our properties that are adjusted under Section 743(b) of the Code.

    Generally, the amount of the Section 743(b) adjustment is the difference between a partner's tax basis in his partnership interest and the partner's proportionate share of the common basis of the partnership's properties attributable to such partnership interest. Therefore, the calculations and adjustments in connection with determining the amount of the Section 743(b) adjustment depend on, among other things, the date on which a transfer occurs and the price at which the transfer occurs. To help reduce the complexity of those calculations and the resulting administrative cost to us, we will apply the following method to determine the Section 743(b) adjustment for transfers of units made after this offering: the price paid by a transferee for his units will be deemed to be the lowest quoted trading price for the units during the calendar month in which the transfer was deemed to occur, without regard to the actual price paid. The application of such convention yields a less favorable tax result, as compared to adjustments based on actual price, to a transferee who paid more than the "convention price" for his units.

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    It is possible that the IRS could successfully assert that our method for determining the Section 743(b) adjustment amount does not meet the requirements of the Code or the applicable Treasury Regulations and require us to use a different method. Should the IRS require us to use a different method and should, in our opinion, the expense of compliance exceed the benefit of the
Section 754 election, we may seek permission from the IRS to revoke our
Section 754 election. Such a revocation may increase the ratio of a unitholder's allocable share of taxable income to cash distributions and, therefore, could adversely affect the value of a unitholder's units.

    The allocation of the Section 743(b) adjustment among our assets is complex and will be made on the basis of assumptions as to the value of our assets and other matters. We cannot assure you that the allocations we make will not be successfully challenged by the IRS and that the deductions resulting from such allocations will not be reduced or disallowed altogether. For example, the IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to intangible assets instead, such as goodwill, which are generally amortizable over a longer period of time and under a less accelerated method than our tangible assets. Should the IRS require a different allocation of the Section 743(b) adjustment be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked, and therefore, such revocation could adversely affect the value of a unitholder's units.

    If the remedial allocation method is adopted with respect to property subject to depreciation under Section 168 of the Code, Treasury Regulations under Section 743 require that the portion of the Section 743(b) adjustment attributable to the Section 704(c) built-in gain in such property be recovered over the remaining cost recovery period for the excess book basis over such property's tax basis, and any amount of the Section 743(b) adjustment in excess of the Section 704(c) built-in gain is depreciated as if such amount were attributable to newly-purchased recovery property placed in service when the transfer of the partnership interest occurs. Treasury Regulations under
Section 197 provide similar rules for amortizing the portion of the
Section 743(b) adjustment attributable to amortizable Section 197 intangibles where the remedial allocation method has been adopted. However, the remedial allocation method can be adopted only with respect to Contributed Property or Adjusted Property if such property was contributed or revalued, respectively, on or after December 21, 1993, and a significant part of our Contributed Property was acquired by us before that date. If an allocation method other than the remedial allocation method is adopted, the Treasury Regulations require that the entire amount of the Section 743(b) adjustment be taken into account as if it were newly-purchased property placed in service when the partnership interest transfer occurs. Regardless of the method adopted, Treasury Regulation
Section 1.167(c)-1(a)(6) requires the portion of the Section 743(b) adjustment attributable to property subject to depreciation under Section 167, rather than
Section 168, be depreciated using either the straight-line method or the 150 percent declining-balance method. Therefore, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment may differ from the methods and useful lives generally used to depreciate the common basis in such properties.

    This difference could adversely affect the continued uniformity of the intrinsic tax characteristics of our units. To avoid such a lack of uniformity, we have adopted an accounting convention under Section 743(b) of the Code to preserve the uniformity of units despite its inconsistency with these Treasury Regulations. Please read "-- Uniformity of Units". Although our tax counsel is unable to opine as to the validity of such an approach because there is no clear authority on this issue, we depreciate the portion of the Section 743(b) adjustment attributable to unrealized appreciation in the value of Adjusted Property or Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, despite its inconsistency with the

                                       31
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Treasury Regulations described above. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the book basis in such property, we will apply the rules described in the Treasury Regulations. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "-- Uniformity of Units".

    A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the Section 754 election.

    TREATMENT OF SHORT SALES AND CONSTRUCTIVE SALES OF APPRECIATED FINANCIAL
     POSITIONS

    Taxpayers are required to recognize gain, but not loss, on constructive sales of "appreciated financial positions". A position in units will be an "appreciated financial position" if there would be gain were such position sold, assigned or otherwise terminated at its fair market value. Constructive sales include short sales of the same or substantially identical property, entering into a notional principal contract on the same or substantially identical property, and entering into a futures or forward contract to deliver the same or substantially identical property. Thus, gain would be triggered if a unitholder entered into a contract to sell his units for a fixed price on a future date. If a constructive sale occurs, the taxpayer must recognize gain as if the appreciated financial position were sold at its fair market value on the date of the constructive sale. Adjustments for the gain recognized on the constructive sale are made in the amount of any gain or loss later realized by the taxpayer with respect to the position.

    It would appear that a unitholder whose units are loaned to a "short seller" to cover a short sale of units would be considered as having transferred beneficial ownership of such units and would no longer be a partner with respect to such units during the period of such loan. As a result, during such period, any of our items of income, gain, loss and deduction with respect to such units would appear not to be reportable by such unitholder, any cash distributions the unitholder receives with respect to such units would be fully taxable and all of such distributions would appear to be treated as ordinary income. The IRS also may contend that a loan of units to a "short seller" constitutes a taxable exchange, and if such a contention were successfully made, the lending unitholder may be required to recognize gain or loss.

    Our tax counsel has not rendered an opinion regarding the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read
"-- Disposition of Units -- Gain or Loss in General".

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    ALTERNATIVE MINIMUM TAX

    Each unitholder will be required to take into account his share of any items of our income, gain, loss and deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. Each prospective unitholder should consult with his tax advisors as to the impact of an investment in units on his liability for the alternative minimum tax.

TREATMENT OF OPERATIONS

    ACCOUNTING METHOD AND TAXABLE YEAR

    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our items of income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our items of income, gain, loss and deduction. Please read "-- Disposition of Units -- Allocations Between Transferors and Transferees".

    INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax bases immediately prior to this offering will be borne by the general partner and its affiliates and unitholders acquiring units prior to this offering. Please read "-- Tax Consequences of Unit Ownership -- Allocation of Income, Gain, Loss and Deduction".

    To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

    If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his units. Please read
"-- Tax Consequences of Unit Ownership -- Allocation of Income, Gain, Loss and Deduction" and "-- Disposition of Units -- Gain or Loss in General".

    The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

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    ESTIMATES OF RELATIVE FAIR MARKET VALUES AND BASES OF PROPERTIES

    The federal income tax consequences of the acquisition, ownership and disposition of units will depend in part on estimates by us as to the relative fair market values and determinations of the initial tax bases of our assets. Although we may consult from time to time with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis may be subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis were found to be incorrect, the character and amount of items of income, gain, loss and deduction previously reported by unitholders might change, and unitholders might be required to amend their previously filed tax returns for prior years and incur interest and penalties with respect to those adjustments. Please read "-- Treatment of Operations -- Initial Tax Basis, Depreciation and Amortization".

DISPOSITION OF UNITS

    GAIN OR LOSS IN GENERAL

    If a unit is sold or otherwise disposed of, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount realized and the unitholder's tax basis for such unit. A unitholder's "amount realized" will be measured by the sum of the cash and the fair market value of other property received plus the portion of our nonrecourse liabilities allocated to the units sold. To the extent that the amount realized exceeds the unitholder's basis for the unit disposed of, the unitholder will recognize gain. Because the amount realized includes the portion of our nonrecourse liabilities allocated to the units sold, the tax liability resulting from such gain could exceed the amount of cash received upon the disposition of such unit. Please read "-- Tax Consequences of Unit Ownership -- Tax Basis of Units".

    Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as a capital gain or loss. A portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

    The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, the Treasury Regulations allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

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    ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

    In general, our taxable income and losses are determined annually and are prorated on a monthly basis and subsequently apportioned among the unitholders in proportion to the number of units owned by them as of the opening of the NYSE on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders of record as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a unitholder transferring units in the open market may be allocated items of income, gain, loss and deduction realized after the date of transfer.

    The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, our tax counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and transferees of units. If the IRS treats transfers of units as occurring throughout each month and a monthly convention is not allowed by the Treasury Regulations, the IRS may contend that our taxable income or losses must be reallocated among the unitholders. If any such contention were sustained, the tax liabilities of some unitholders would be adjusted to the possible detriment of other unitholders. The general partner is authorized to revise our method of allocation (1) between transferors and transferees and
(2) as among unitholders whose interests otherwise vary during a taxable period, to comply with any future Treasury Regulations.

    A unitholder who owns units at any time during a quarter and who disposes of such units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deduction attributable to such quarter, but will not be entitled to receive that cash distribution.

    NOTIFICATION REQUIREMENTS

    A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

    CONSTRUCTIVE TERMINATION

    We will be considered to have been terminated for federal income tax purposes if there is a sale or exchange of 50% or more of our units within a twelve-month period, and our constructive termination would cause a termination of each of our subsidiary partnerships. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve-months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

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UNIFORMITY OF UNITS

    Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. Without uniformity in the intrinsic tax characteristics of units sold pursuant to this offering and units we issue before or after this offering, our compliance with several federal income tax requirements, both statutory and regulatory, could be substantially diminished, and non-uniformity of our units could have a negative impact on the ability of a unitholder to dispose of his units. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulations under Sections 197 and 743 of the Code and from the application of the "ceiling limitation" on our ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Property and Adjusted Property.

    We depreciate and amortize the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property and Adjusted Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with the Treasury Regulations. Please read "-- Tax Consequences of Unit Ownership --
Section 754 Election".

    If we determine that our adopted depreciation and amortization conventions cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this latter position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic economic and tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the
Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "-- Disposition of Units -- Gain or Loss in General".

TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN INVESTORS

    Ownership of units by employee benefit plans, other tax exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies may raise issues unique to such persons and, as described below, may have substantial adverse tax consequences.

    Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income such an organization derives from the ownership of a unit will be unrelated business taxable income, and thus, will be taxable to such a unitholder.

    Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks, securities or foreign currency or other qualifying income. We do not anticipate that any significant amount of our gross income will be qualifying income for regulated investment companies purposes.

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    Nonresident aliens and foreign corporations, trusts or estates that acquire units will be considered to be engaged in business in the United States on account of ownership of such units and as a consequence will be required to file federal tax returns in respect of their distributive shares of our income, gains, losses and deductions and pay federal income tax at regular rates, net of credits including withholding, on such income. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and that is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold on actual cash distributions made quarterly to foreign unitholders at the highest effective rate applicable to individuals. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

    Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, such a unitholder may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our earnings and profits, as adjusted for changes in the foreign corporation's "U.S. net equity," that are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident". In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Code.

    The IRS has ruled that a foreign partner who sells or otherwise disposes of a partnership interest will be subject to federal income tax on gain realized on the disposition of such partnership interest to the extent that such gain is effectively connected with a United States trade or business of the foreign partner. We do not expect that any material portion of any gain from the sale of a unit will avoid United States taxation. Moreover, a gain of a foreign unitholder will be subject to United States income tax if that foreign unitholder has held more than 5% in value of the units during the five-year period ending on the date of the disposition or if the units are not regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

    ENTITY-LEVEL COLLECTIONS

    If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder, former unitholder or the general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim for credit or refund with respect to the overpayment.

    INCOME TAX INFORMATION RETURNS AND AUDIT PROCEDURES

    We will use all reasonable efforts to furnish unitholders with tax information within 75 days after the close of each taxable year. Specifically, we intend to furnish to each unitholder a Schedule K-1 which sets forth his allocable share of our items of income, gain, loss, deduction and credit. In

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preparing such information, we will necessarily use various accounting and reporting conventions to determine each unitholder's allocable share of such items. Neither we nor our tax counsel can assure you that any such conventions will yield a result that conforms to the requirements of the Code, Treasury Regulations thereunder or administrative pronouncements of the IRS. We cannot assure prospective unitholders that the IRS will not contend that such accounting and reporting conventions are impermissible. Contesting any such allegations could result in substantial expense to us. In addition, if the IRS were to prevail, unitholders may incur substantial liabilities for taxes and interest.

    Our federal income tax information returns may be audited by the IRS. The Code contains partnership audit procedures that significantly simplify the manner in which IRS audit adjustments of partnership items are resolved. Adjustments, if any, resulting from such an audit may require each unitholder to file an amended tax return, which may result in an audit of the unitholder's return. Any audit of a unitholder's return could result in adjustments to items not related to our returns as well as those related to our returns.

    Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit and the imposition of penalties and other additions to unitholders' tax liability are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.

    The Tax Matters Partner is entitled to make elections for us and our unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to our taxable items. In connection with adjustments to our tax returns proposed by the IRS, the Tax Matters Partner may bind any unitholder with less than a 1% profits interest in us to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review to which all the unitholders are bound. If the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% profit interest in us and by unitholders having, in the aggregate, at least a 5% profits interest. Only one judicial proceeding will go forward, however, and each unitholder with an interest in the outcome may participate.

    The unitholders will generally be required to treat their allocable shares of our taxable items on their federal income tax returns in a manner consistent with the treatment of the items on our information return. In general, that consistency requirement is waived if the unitholder files a statement with the IRS identifying the inconsistency. Failure to satisfy the consistency requirement, if not waived, will result in an adjustment to conform the treatment of the item by the unitholder to the treatment on our return. Even if the consistency requirement is waived, adjustments to the unitholder's tax liability with respect to our items may result from an audit of our or the unitholder's tax return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

    NOMINEE REPORTING

    Persons who hold our units as a nominee for another person are required to furnish to us:

    - the name, address and taxpayer identification number of the beneficial owners and the nominee;

    - whether the beneficial owner is:

     - a person that is not a United States person as defined in
       Section 7701(a)(30) of the Code,

     - foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

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     - a tax-exempt entity;

    - the amount and description of units held, acquired or transferred for the beneficial owners; and

    - information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

    Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed for failure to report such information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

    REGISTRATION AS A TAX SHELTER

    The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. Our general partner, as our principal organizer, has registered us as a tax shelter with the IRS in the absence of assurance that we are not subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. We have received tax shelter registration number 93230000163 from the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN UNITS OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish our registration number to our unitholders, and a unitholder who sells or otherwise transfers a unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish such registration number to the transferee is $100 for each such failure. The unitholder must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by us is claimed or income from us is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for such failure, will be subject to a $250 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.

    ACCURACY-RELATED PENALTIES

    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

    A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return
(i) for which there is, or was, "substantial authority," or (ii) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

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    A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

    Unitholders may be subject to state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the unitholders reside or in which we or our subsidiary partnerships do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider the potential impact of such taxes on his investment in units. Our operating subsidiaries own property and do business in Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Minnesota, Nebraska, Nevada, New Jersey, New Mexico, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Virginia, Washington, Wisconsin, Wyoming, and the District of Columbia. An obligation to file tax returns or pay taxes might arise in one or more of these states, and a unitholder may be subject to penalties for failure to comply with such obligations. Moreover, in some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. This could occur, for example, if the unitholder has no income from sources within that state. We are authorized but not required to pay any state or local income tax on behalf of all the unitholders even though such payment may be greater than the amount that would have been required to be paid if such payment had been made directly by a particular partner or assignee; provided, however, that such tax payment shall be in the same amount with respect to each unit and, in the general partner's sole discretion, payment of such tax on behalf of all the unitholders or assignees is in the best interests of the unitholders or the assignees as a whole. Any amount so paid on behalf of all unitholders or assignees shall be deducted as a cash operating expenditure of us in calculating "Cash from Operations".

    It is the responsibility of each prospective unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of his investment in units. Accordingly, each prospective unitholder should consult, and must depend on, his own tax advisors with regard to state and local tax matters. Further, it is the responsibility of each unitholder to file all state and local, as well as federal, tax returns that may be required of such unitholder.

                 INVESTMENT IN UNITS BY EMPLOYEE BENEFIT PLANS

    An investment in units by an employee benefit plan is subject to additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to:

    - whether such investment is prudent under Section 404(a)(1)(B) of ERISA;

    - whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA;

    - the fact that such investment could result in recognition of unrelated business taxable income by such plan even if there is no net income;

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    - the effect of an imposition of income taxes on the potential investment return for an otherwise tax-exempt investor; and

    - whether, as a result of the investment, the plan will be required to file an exempt organization business income tax return with the IRS.

    Please read "Tax Considerations -- Tax-Exempt Entities, Regulated Investment Companies and Foreign Investors". The person with investment discretion with respect to the assets of an employee benefit plan should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.

    In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in units, be deemed to own an undivided interest in our assets. If so, the general partner also would be a fiduciary of such plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

    Section 406 of ERISA and Section 4975 of the Code prohibit an employee benefit plan from engaging in transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan. These provisions also apply to Individual Retirement Accounts which are not considered part of an employee benefit plan. The Department of Labor issued final regulations on November 13, 1986, that provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets". Pursuant to these regulations, an entity's assets would not be considered "plan assets" if, among other things:

        (1) the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under the federal securities laws;

        (2) the entity is an "operating company," i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

        (3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by employee benefit plans (as defined in Section 3(3) of ERISA), whether or not they are subject to the provisions of Title I of ERISA, plans described in Section 4975(e)(1) of the Code, and any entities whose underlying assets include plan assets by reason of a plan's investments in the entity.

    Our assets would not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (1) above, and also may satisfy requirements (2) and (3) above.

    Plan fiduciaries contemplating a purchase of units should consult with their own counsel concerning the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                              PLAN OF DISTRIBUTION

    We may sell units to one or more underwriters for public offering and sale, or we may sell the units to investors directly or through agents. The applicable prospectus supplement will name any underwriter or agent involved in the offer and sale of the units.

    Underwriters may offer and sell the units at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may authorize underwriters acting as our agents to offer and sell the units upon the terms and conditions as are set

                                       41
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forth in the applicable prospectus supplement. In connection with the sale of units, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the units for whom they may act as agent. Underwriters may sell the units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    The applicable prospectus supplement will disclose any underwriting compensation we pay to underwriters or agents in connection with the offering of the units, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the units may be deemed underwriters, and any discounts and commissions they receive and any profit they realize on resale of the units may be deemed underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against, or contribution toward, certain civil liabilities, including liabilities under the Securities Act.

    If a prospectus supplement so indicates, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase the units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the number of the units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve. The obligations of the purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the units shall not be prohibited under the applicable laws of any jurisdiction in the United States and (ii) if the units are being sold to underwriters, we shall have sold to such underwriters the total number of such units less the number thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or our performance or such institutional investors thereunder.

    If a prospectus supplement so indicates, the underwriters engaged in an offering of units may purchase and sell units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional units or purchasing units in the open market. In determining the source of units to close out the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of units made by the underwriters in the open market prior to completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased units sold by or for the account of such underwriter in stabilizing or short covering transactions.

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    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the units. As a result, the price of the units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

                                     LEGAL

    Certain legal matters in connection with the units will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to the offering by their own legal counsel.

                                    EXPERTS

    The consolidated financial statements of Kaneb Pipe Line Partners, L.P. and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 and the consolidated balance sheet of Kaneb Pipe Line Company LLC and subsidiaries as of December 31, 2001, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The audited consolidated financial statements of Statia Terminals Group N.V. as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, included in Kaneb Pipe Line Partners L.P.'s Current Report on
Form 8-K/A filed May 9, 2002, incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent certified public accountants. After reasonable efforts, we have not been able to obtain Arthur Andersen's consent to the incorporation by reference of such audit report into this prospectus.
Rule 437a under the Securities Act of 1933 permits us to file the registration statement of which this prospectus is a part without Arthur Andersen's written consent. Accordingly, investors in the units offered by this prospectus will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act of 1933, and you may have any recovery under that section limited as a result of the lack of Arthur Andersen's consent.

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                                3,000,000 UNITS

                         KANEB PIPE LINE PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS

                                     ------

                             PROSPECTUS SUPPLEMENT
                                 MARCH 18, 2003

                                    -------

                              SALOMON SMITH BARNEY
                           A.G. EDWARDS & SONS, INC.
                           MCDONALD INVESTMENTS INC.

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